Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152148

Prospectus

6,999,187 Shares

Common Stock

This prospectus covers a total of up to 6,999,187 shares of our common stock, par value $.001 per share, which may be offered from time to time by the selling shareholders named in this prospectus. The shares being offered by this prospectus consist of common stock underlying securities issued in our June 2008 private placement, including:

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up to 3,647,254 shares issuable upon the conversion of the principal and interest of our 8% Original Issue Discount Secured Convertible Debentures, which we refer to herein as Debentures, issued by us to the selling shareholders;

•	up to 3,351,933 shares issuable upon the exercise of our warrants, which we refer to herein as Warrants, issued by us to the selling shareholders.

The Debentures and Warrants are sometimes referred to herein as Securities.

This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the above-described Debentures and Warrants by reason of stock splits, stock dividends, or similar events.

We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their transferees, pledgees, donees or successors. We will not receive any proceeds from the sale of these shares by the selling shareholders, however we will receive proceeds from the exercise of the Warrants, if exercised at all. These shares are being registered to permit the selling shareholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of offering. The selling shareholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 33.

Our common stock is traded on the NASDAQ Capital Market under the symbol “ABPI.” On September 23, 2008, the last reported sale price of our common stock was $0.59 per share.

An investment in the shares of our common stock being offered by this prospectus involves a high degree of risk. You should read the “Risk Factors” section beginning on page 3 before you decide to purchase any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2008.

You should rely only upon the information contained in this prospectus and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus is based on information provided by us and other sources that we believe are reliable. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our business and the terms of the offering, including the merits and risks involved.

We obtained statistical data, market data and other industry data and forecasts used throughout, or incorporated by reference in, this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

This prospectus contains, or incorporates by reference, trademarks, tradenames, service marks and service names of Accentia Biopharmaceuticals, Inc. and other companies.

NOTE ON FORWARD LOOKING STATEMENTS

Statements in this prospectus that are not strictly historical in nature are forward-looking statements. These statements include, but are not limited to, statements about: the timing of the commencement, enrollment, and completion of our clinical trials for our product candidates; the progress or success of our product development programs; the status of regulatory approvals for our product candidates; the timing of product launches; our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and our estimates for future performance, anticipated operating losses, future revenues, capital requirements, and our needs for additional financing. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” “goal,” and similar expressions intended to identify forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. The underlying information and expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those set forth under the caption “Risk Factors” and elsewhere in this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS SUMMARY

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

We are a biopharmaceutical company focused on the development and commercialization of late-stage, targeted therapeutic clinical products. We have three products in or entering Phase 3 clinical trials, two of which certain have fast-track status. All three products modify the response of the immune system to the disease. Our first such product candidate, SinuNase™, is being developed as a treatment for chronic sinusitis (CS) which the medical establishment also refers to as chronic rhinosinusitis (CRS), which is a chronic inflammatory condition of the paranasal sinuses that among others, results in nasal congestion, facial pain and pressure, nasal discharge, and headaches. SinuNase is an amphotericin B suspension that is self-administered into a patient’s nasal cavity for the treatment of CS. If approved by the FDA, we expect that SinuNase would be the first and only foreseeable pharmaceutical product indicated for the treatment of chronic sinusitis. In April 2005 we submitted an Investigational New Drug Application, or IND, with the FDA for SinuNase. In December 2006, we commenced the initial Phase 3 clinical trials for SinuNase for patients who have recurrent CS whose disease severity has warranted surgical intervention for CS sometime in the past. We announced top-line unblinded results of the intial Phase 3 data relating to the primary endpoint in March 2008. We are continuing to collect and analyze the unblinded results in anticipation of potential discussions with the FDA.

Our second product candidate, BiovaxID®, under development by our majority-owned subsidiary, Biovest International Inc. (“Biovest”), a publicly held company, in which we currently hold approximately 76% of the outstanding capital stock, is a patient-specific anti-cancer vaccine to treat follicular non-Hodgkins lymphoma, or follicular NHL. Follicular NHL is a cancer of the lymphatic system that results when the body’s follicle center cells, which are a type of white blood cell, become abnormal and eventually spread throughout the body growing and dividing in an uncontrolled fashion. BiovaxID is a customized, patient specific therapeutic anti-cancer vaccine that is derived from a patient’s own cancer cells and is designed to utilize the power of the patient’s immune system to recognize and destroy cancerous lymphoma cells while sparing normal cells. We produce this vaccine by extracting the patient’s tumor cells and then replicating and purifying the unique antigen that is present only on the surface of the patient’s own tumor cells. Biovest is currently conducting a pivotal Phase 3 clinical trial for BiovaxID in patients with the indolent, or low-grade, form of B-cell follicular NHL. Based on its analysis of available unblinded clinical trial data from the BiovaxID Phase 3 trial, in June 2007 the independent Data Monitoring Committee (DMC) for BiovaxID recommended that Biovest conduct an interim analysis of the study’s efficacy endpoints and overall safety profile. In April 2008, the DMC reviewed the unblinded data from the study and recommended that the trial be halted and the data from the study be unblinded in August 2008 for submission to the FDA and worldwide regulatory authorities. In July 2008, Biovest announced unblinded results of data then available from the Phase 3 trial indicating a statistically significant clinical benefit. Discussions are planned with FDA as to accelerated approval process and the pathway to commercialization of BiovaxID.

Our third product candidate, Revimmune™, is being developed as a treatment for multiple sclerosis (MS). MS is an autoimmune disease that affects the central nervous system (CNS). Myelin, a fatty tissue, surrounds and protects the nerve fibers of the CNS and helps those nerve fibers to conduct electrical impulses. In MS that myelin sheath is lost in different areas and results in scar tissue which is known as sclerosis. Since the myelin or the nerve fibers are damaged the nerves cannot conduct electrical impulses from and to the brain which results in the symptoms of MS. As a result MS is characterized by recurrent episodes of demyelination and inflammation within the central nervous system. Revimmune therapy consists of approximately four consecutive days of in-patient or out-patient treatment with an ultra-high intensity, short-course of an intravenous formulation of an approved drug (cyclophosphamide). This treatment seeks to “reboot” a patient’s immune system, thereby eliminating the autoimmunity which is characteristic of MS. The “rebooting” process is achieved by temporarily eliminating peripheral immune cells, including the immune cells causing the autoimmunity, while selectively sparing the stem cells in the bone marrow. The surviving stem cells are able, typically within two-three weeks, to repopulate the body with a nascent immune system which lacks misdirected immunity to self-antigens. In July 2007, the Company filed a pre-IND submission with the FDA for the commencement of a Phase 3 clinical trial and conducted pre-IND meetings. We are preparing to file an IND with the FDA anticipated by the end of calendar 2008. We believe that Revimmune may additionally have applications for the treatment of a variety of autoimmune diseases other than MS, including Systemic Lupus, Myasthenia Gravis and Aplastic Anemia.

We are a vertically-integrated commercial enterprise with demonstrated competencies in the identification, development, regulatory approval, pricing, reimbursement, managed care contracting, manufacturing, and sales and marketing of biopharmaceuticals and medical devices. We currently market pharmaceutical products through our Accentia Pharmaceuticals division, which has a dedicated specialty sales force. Our pharmaceutical product consulting business provides a broad range of services, including product candidate selection, outcomes research on the economic profiles of pharmaceuticals and biologics, pricing and market assessment on these products, reimbursement strategies and various services designed to expedite clinical trials to companies and institutions in the pharmaceutical, biotechnology, and medical markets as well as for our internal use. Our instrument business manufactures equipment used in the production of cells and other biologics based on the hollow-fiber production method and includes our newly introduced automated instrument, AutovaxID™.

We were incorporated in Florida in 2002. Our principal executive offices are located at 324 South Hyde Park Avenue, Suite 350, Tampa, Florida 33606. Our telephone number at that address is (813) 864-2554. Our Internet website address is www.accentia.net, and all of our filings with the Securities and Exchange Commission are available free of charge on our website. Any information that is included on or linked to our Internet site is not a part of this prospectus or the registration statement of which this prospectus forms a part.

Our Business Strategy

Our goal is to acquire, develop, and commercialize innovative late-stage biopharmaceutical products that offer the potential for superior efficacy and safety as compared to competitive products and that address significant unmet medical needs. To achieve this goal, the key elements of our strategy include:

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Completing clinical development and obtaining regulatory approval for SinuNase, BiovaxID and Revimmune. We intend to complete our Phase 3 clinical trials for SinuNase, BiovaxID and Revimmune and to aggressively pursue regulatory approvals for those products.

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Identifying and acquiring additional late-stage clinical products and technologies. We intend to pursue the acquisition of additional late-stage products that could increase the value of our development pipeline and complement our existing products and product candidates. This may consist of product acquisition, in-licensing, or company acquisitions. We intend to screen product opportunities and focus on products for which substantial clinical evidence of safety and efficacy has already been demonstrated. We also intend to screen potential product opportunities based on their regulatory pathways, pharmacoeconomic profiles and their payor reimbursement prospects. Although our primary emphasis in acquiring new products will be in the respiratory and oncology therapeutic areas, we will consider products in other therapeutic areas if they satisfy our screening criteria.

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Leveraging our broad range of internal capabilities to support our ongoing development and commercialization efforts. We believe that our broad range of in-house service capabilities provides a strong platform on which to develop new biopharmaceutical products. We plan to leverage our specialty pharmaceutical business, pharmaceutical product consulting business and biologics production capabilities to pursue, attract, screen, and develop new therapies to increase the size of our development pipeline and commercialize our products.

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Pursuing strategic relationships on a selective basis for product development or distribution. We may from time to time consider entering into strategic relationships with third-parties in order to facilitate the development of new products and to market and distribute our approved products. Such strategic relationships could be in the form of licensing, distribution arrangements, or joint ventures. In some cases, the acquisition of new products could be effected through the acquisition or licensing of individual products or technologies or the acquisition of an entire business.

We evaluate on a continuing basis, and as appropriate, adjust, our business strategy as discussed above in light of market conditions and other relevant factors such as available financing, opportunities for strategic relationships, and changes impacting our current and future products and product candidates.

RISK FACTORS

An investment in our company is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus before deciding to buy or exercise our securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business

We are largely dependent on the success of our three most significant product candidates, SinuNase, BiovaxID and Revimmune, and we may not be able to successfully commercialize these therapies.

We have expended and will continue to expend significant time, money, and effort on the development of our three most significant product candidates, SinuNase, BiovaxID and Revimmune. We will incur significant costs and may never generate significant revenues from commercial sales of these products, if approved. None of these products is approved for marketing in any jurisdiction, and they may never be commercialized. Before we can market and sell these products, we will need to demonstrate in clinical trials that these products are safe and effective and will also need to obtain necessary approvals from the U.S. Food and Drug Administration, or FDA, and similar foreign regulatory agencies.

If we fail to successfully commercialize any or all of these product candidates, we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition, and results of operations will be adversely affected.

We have announced that the analysis of the unblinded primary endpoint data from the Phase 3 clinical trial of SinuNase failed to achieve statistical significance as to its primary endpoint.

On March 24, 2008, we announced that the analysis of the unblinded primary endpoint data available to us at that date from our Phase 3 clinical trial evaluating our intranasal antifungal lavage, SinuNase (topical amphotericin B 0.01% suspension) did not show the required level of statistical significance when comparing the SinuNase arm to the control arm.

If we fail to obtain FDA approval of SinuNase, BiovaxID, Revimmune or any of our other current or future product candidates, we will be unable to commercialize these products.

Development, testing, manufacturing and marketing of pharmaceutical products are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products is costly and time consuming. Any new pharmaceutical product must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance.

In addition to seeking approval from the FDA for SinuNase, BiovaxID and Revimmune, we intend to seek the governmental approval required to market our products in the European Union potentially additional countries and territories. We anticipate commencing the applications required in some or all of these countries following approval by the FDA; however, we may determine to file applications in advance of the FDA approval if we determine such filings to be both time and cost effective. Marketing of our products in these countries, and in most other countries, is not permitted until we have obtained required approvals or exemptions in each individual country.

In addition, patient-specific active immunotherapies such as BiovaxID are complex, and regulatory agencies lack experience with them. To date, the FDA has not approved for marketing a patient-specific active idiotype immunotherapy for any form of cancer. This lack of precedent and experience may lengthen the regulatory review process and impede our ability to obtain timely FDA approval for BiovaxID, if at all. Even if BiovaxID is approved by the FDA, the FDA’s lack of precedent and experience with respect to a patient-specific active idiotype vaccine may increase our development costs and otherwise delay or prevent commercialization.

There can be no assurance that the pharmaceutical products currently in development, or those products acquired or in-licensed by us, will be approved by the FDA. In addition, there can be no assurance that all necessary approvals will be granted for future products or that FDA review or actions will not involve delays caused by the FDA’s request for additional information or testing that could adversely affect the time to market and sale of the products. For our currently marketed products and our future products, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions.

Any delay in any approval or any failure to obtain approval of a product could delay or impair our ability to commercialize that product and to generate revenue as well as increase costs for that product.

Before we can seek regulatory approval of SinuNase, BiovaxID, Revimmune or any other product candidates, we may need to successfully complete clinical trials, outcomes of which are uncertain.

Conducting clinical trials is a lengthy, time-consuming, and expensive process, and the results of these trials are inherently uncertain. The time required to complete necessary clinical trials is often difficult, if not impossible, to predict. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	ineffectiveness of our product candidate or perceptions by physicians that the product candidate is not safe or effective for a particular indication;

•	inability to manufacture sufficient quantities of the product candidate for use in clinical trials;

•	delay or failure in obtaining approval of our clinical trial protocols from the FDA or institutional review boards;

•	slower than expected rate of patient recruitment and enrollment;

•	inability to adequately follow and monitor patients after treatment;

•	difficulty in managing multiple clinical sites;

•	unforeseen safety issues;

•	government or regulatory delays; and

•	clinical trial costs that are greater than we currently anticipate.

Even if we achieve positive interim results in clinical trials, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause us to repeat or terminate a clinical trial or require us to conduct additional trials. We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Our clinical trials may be suspended at any time for a variety of reasons, including if the FDA or we believe the patients participating in our trials are exposed to unacceptable health risks or if the FDA finds deficiencies in the conduct of these trials.

Failures or perceived failures in our clinical trials will directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaboration and partnership relationships, and negatively affect our reputation and competitive position in the pharmaceutical community.

We have incurred significant costs in our development efforts to date and may never generate significant revenue from commercial sales of our product candidates, if approved.

With respect to our product candidates, we have focused primarily on developing and preparing for the regulatory approval process for SinuNase, the patented therapy for CS that we license from MAYO and conducting clinical trials and seeking regulatory approval for BiovaxID, a patient-specific vaccine for treating indolent follicular NHL. With respect to SinuNase, we have paid $2.0 million in up-front royalties on this product. To date, we have received only limited revenues in connection with sublicensing fees from pharmacies for using the patented therapy for CS to compound patient-specific antifungal nasal products. We have generated no revenues to date from the commercial sale of BiovaxID and must conduct significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales of this vaccine. In addition, we will expend significant sums in the development efforts for Revimmune. Our net loss for the fiscal years ended September 30, 2007, 2006 and 2005 was $76.0 million and $43.4 million and $44.7 million, respectively. As of June 30th, we had an accumulated deficit of $282.6 million. We expect to continue to incur significant operating expenses and capital expenditures as we:

•	conduct clinical trials;

•	conduct research and development on existing and new product candidates;

•	seek regulatory approvals for our product candidates;

•	commercialize our product candidates, if approved;

•	hire additional clinical, scientific, sales and marketing and management personnel; and

•	identify and license additional product candidates.

If product candidates fail in clinical trials or do not gain regulatory approval or gain regulatory approval for more restricted indications than we have anticipated, we may not generate significant revenues from any of our product candidates. In addition, we may continue to experience net losses for the foreseeable future, in which case our accumulated deficit will continue to increase, and we may exhaust our resources and be unable to complete the development of our product candidates. If we are unable to fund the continuing development of our product candidates or if we fail to generate significant revenues from any of our product candidates, you could lose all or part of your investment.

We anticipate that we will need substantial additional funding in the future, and if we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, conducting clinical trials, establishing manufacturing capabilities, and marketing developed products is expensive. We anticipate that we will need to raise substantial additional capital in the future in order to complete the commercialization of our product candidates, to continue to pursue the submission of NDAs for our product candidates and to fund the development and commercialization of our specialty pharmaceutical product candidates. We have committed in various contractual covenants that the Company will not, without required consents, provide funds to Biovest through investment, loan, or loan guarantee. Accordingly, we anticipate that Biovest will need to raise substantial additional capital from other sources in order to continue the clinical trials for BiovaxID. Additional sources of funding have not been established by Biovest; however, additional financing is currently being sought from a number of sources, including the sale of Biovest equity or debt securities, strategic collaborations, recognized research funding programs, as well as domestic and/or foreign licensing of Biovest’s vaccine. Based on our current operating plans, we expect that our existing capital and cash flow from operations, together with borrowing availability under our existing lines of credit, will be sufficient to fund our operations and development activities through the unblinding of our SinuNase clinical trial. We have received a report from our independent registered certified public accounting firm on our consolidated financial statements for our fiscal years ended September 30, 2007 and 2006, in which our auditors have included explanatory paragraphs indicating that our significant net losses and working capital deficiency cause substantial doubt about our ability to continue as a going concern.

We expect to finance future cash needs through public or private equity offerings, debt financings, or corporate collaboration and licensing arrangements. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. If our Biovest subsidiary raises funds through the issuance of equity securities, our equity interest in Biovest could be substantially diminished. If our Biovest subsidiary raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available from the foregoing sources, we may consider additional strategic financing options, including sales of assets or business units (such as specialty pharmaceuticals, market services or cell culture equipment) that are non-essential to the ongoing development or future commercialization of SinuNase or Revimmune, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or curtail some of our commercialization efforts. We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at this time.

We cannot predict the impact, if any, that “Fast-Track” status will have on the regulatory approval process for SinuNase and BiovaxID.

The FDA has granted “Fast-Track” review status to both SinuNase and BiovaxID, which means that these products may be eligible for expedited review procedures by the FDA. However, we cannot predict the impact, if any, that Fast-Track designation will actually have on the duration of the regulatory approval process for these product candidates, and the FDA may deny regulatory approval of either or both of these product candidates notwithstanding their Fast-Track designation.

Failure to enroll patients in our clinical trials may cause delays in developing SinuNase, BiovaxID, Revimmune, or any other product candidate.

We may encounter delays in development and commercialization, or fail to obtain marketing approval, of SinuNase, BiovaxID, Revimmune, or any other product candidate that we may develop if we are unable to enroll enough patients to complete current or future clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial, and competing clinical trials.

Our clinical trials for SinuNase, BiovaxID and/or Revimmune may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our trials.

We are currently engaged in a pivotal Phase 3 clinical trial for BiovaxID, we have completed patient enrollment in the first of two Phase 3 clinical trials for SinuNase, and we have made a pre-IND submission to the FDA for our planned Phase 3 clinical trial for Revimmune. We do not know whether our existing or future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. For example, safety and efficacy results attained in our anticipated Phase 3 clinical trials for SinuNase may be less positive than the results obtained in Mayo Clinic’s previous clinical trials for SinuNase, and we may be unable to establish efficacy or the safety profile required for approval without supporting Phase 1 and 2 studies. Furthermore, we could be required to conduct a Phase 2 study or safety study contemporaneously with, the Phase 3 studies, or could be required to conduct more than two Phase 3 clinical trials for SinuNase if our two initial concurrent trials are not confirmatory. With respect to BiovaxID, safety and efficacy results attained in our pivotal Phase 3 clinical trial for BiovaxID may be less positive than the results obtained in the NCI’s Phase 2 clinical trials for BiovaxID. Because our clinical trials may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these product candidates or cease our clinical trials. Further, interim data from clinical trials, which combines both patients receiving active treatment and placebos on a blinded basis may not be indicative of the final results or conclusions with regard to safety and efficacy which are determined when the clinical trial data is unblinded. If this happens, we may not be able to obtain approval for these products or the anticipated time to market for these products may be substantially delayed, and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product candidates.

The clinical trials for SinuNase and BiovaxID have demonstrated that certain side effects may be associated with these treatments, and ongoing or future clinical trials may reveal additional unexpected or unanticipated side effects.

In clinical trials conducted to date by Mayo Clinic, a small number of CRS patients have demonstrated a sensitivity or suspected allergy to amphotericin B that was non-systemic and temporary, but these patients fully recovered quickly after the cessation of treatment with amphotericin B. A relatively small number of patients in the BiovaxID clinical trials have experienced adverse events, none of which were life-threatening, at the time of vaccine or control administration, but it seems likely from the nature of these events that they were either unrelated to the study or were due to the concomitant administration of GM-CSF. Also, skin irritation consisting of redness and induration, or hardening of the tissue, at the site of BiovaxID or control injection has been noted, but this condition has generally lasted only a few days and was limited to skin surrounding the injection site. The NCI Data Safety Monitoring Board (DSMB) for BiovaxID, which historically has reviewed all adverse event reports related to BiovaxID, has not expressed any concerns to date about the safety of the vaccine, although we are transferring the trial to a new DMC following concerns raised by the NCI DSMB regarding administrative matters, including the rate of enrollment in our BiovaxID clinical trial. We cannot guarantee that our current or future trials for BiovaxID and SinuNase will not demonstrate additional adverse side effects that may delay or even preclude regulatory approval. Even if either or both of BiovaxID and SinuNase receive regulatory approval, if we or others identify previously unknown side effects following approval, regulatory approval could be withdrawn and sales of the product could be significantly reduced.

If we do not in the future obtain a license from MAYO for antifungals other than amphotericin B in the treatment of CRS, then MAYO will not be precluded from licensing its patented CS therapy to third-parties using other antifungals.

Our rights to SinuNase are based on an exclusive license agreement with MAYO. Our license agreement with MAYO gives us the exclusive worldwide right to commercialize MAYO’s patented CS treatment method using the antifungal amphotericin B. Although MAYO’s clinical trials on its CS therapy were based on the use of amphotericin B, MAYO’s patents and patent applications with respect to the therapy broadly apply to the topical application of any antifungals for the treatment of CRS. We entered into an Option Agreement with MAYO giving us the exclusive right until December 6, 2008 without obligation, to seek to negotiate a license for all antifungals in addition to amphotericin B. In the event that we are not successful in negotiating such additional licenses, MAYO is not precluded from licensing to third-parties, including potential competitors, the use of antifungals other than amphotericin B for the treatment of CS. If MAYO grants such a license to a third-party, and if the use of such other antifungal is shown to have an efficacy and safety profile that equals or exceeds that of amphotericin B for this application, we may not be able to commercialize or generate revenue from SinuNase and our business, financial condition, and results of operations could be adversely affected.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

Significant delays in clinical testing could materially impact our product development costs. We do not know whether clinical trials will begin on time, will need to be restructured, or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site, and delays in recruiting patients to participate in a study. For example, when the IND for BiovaxID was transferred by the NCI to us, we experienced delays in our clinical trials because the investigative sites for the trials were required to get new approvals from institutional review boards, which are independent bodies that oversee the conduct of research involving human subjects.

The FDA may require that we conduct clinical studies on the safety and efficacy of our drug product candidates for all relevant pediatric populations as part of the approval process. If the FDA requires us to amend our study protocols to address pediatric populations, the approval of our products may be delayed.

In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. Significant delays in testing or regulatory approvals for SinuNase, BiovaxID, Revimmune, or any of our other current or future product candidates, could cause delays in, and could even prevent the commercialization of such product and generation of revenue from that product and could cause our costs to increase.

Inability to obtain regulatory approval for our manufacturing facility or to manufacture on a commercial scale may delay or disrupt our commercialization efforts.

Before we can obtain FDA approval for any new biologic drug, the manufacturing facility for the drug product must be inspected and approved by the FDA. In order to obtain approval, we will need to ensure that all of our processes, methods, and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and perform extensive audits of vendors, contract laboratories, and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money, and effort in production, record keeping, and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we could experience product liability claims from patients receiving our vaccines, we might be subject to possible regulatory action and we may be limited in the jurisdictions in which we are permitted to sell any new drug.

We have manufactured BiovaxID for our clinical trials at our facility in Worcester, Massachusetts. Our manufacturing facility in Worcester is currently subject to licensing requirements of the Massachusetts Department of Public Health. Our facility is subject to inspection by the FDA as well as by the Massachusetts Department of Public Health at any time. Failure to obtain and maintain a license from the Massachusetts Department of Public Health or to meet the inspection criteria of the FDA and the Massachusetts Department of Public Health would disrupt our manufacturing processes, increase costs, and would harm our business. If an inspection by the FDA, the Massachusetts Department of Public Health, or foreign regulatory authorities indicates that there are deficiencies, we would be required to take remedial actions or our facility may be closed, and we may be subject to additional enforcement activity. Our current manufacturing capacity in Worcester, Massachusetts is limited and we anticipate that upon approval, we may reopen additional manufacturing facilities or third party manufacturing.

In order to commercialize BiovaxID, or any other immunotherapies that we may develop, we will need to develop and qualify one or more additional manufacturing facilities. Preparing a facility for commercial manufacturing may involve unanticipated delays, and the costs of complying with state, local, and FDA regulations may be higher than we anticipated. In addition, any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business. In general, the FDA views cGMP standards as being more rigorously applied as products move forward from development to commercialization. In seeking to comply with these standards, we may encounter problems with, among other things, controlling costs and quality control and assurance. Although we believe that our BiovaxID manufacturing facility in Worcester, Massachusetts is currently cGMP compliant, it may be difficult to maintain compliance with cGMP standards as the development and commercialization of BiovaxID progresses, if it progresses. In addition, although we intend to use the Worcester facility for purposes of commercial-scale manufacturing of BiovaxID, the demands and increasingly rigorous cGMP standards that will be applicable to that facility may require us to construct a new and different facility or seek a third-party contract manufacturer for the therapy, which could also cause increased costs.

We have been denied orphan drug exclusivity for BiovaxID, and our competitors may obtain orphan drug exclusivity.

We have applied for orphan drug designation for the use of BiovaxID for the treatment of certain forms of follicular B-cell NHL. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a Biologics License Application, or BLA. After the FDA grants orphan drug designation to a product, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances such as greater effectiveness, greater safety, major contribution to patient care, or inadequate supply. Even though we have applied for orphan drug status, the FDA has determined that BiovaxID is ineligible for orphan drug designation in the absence of further information and clarification.

Although we have successfully achieved the equivalent of Orphan Drug designation in the European Union, we have not yet determined whether we will continue to pursue orphan drug designation for BiovaxID in the U.S. Even if designated as an orphan drug, BiovaxID may not be approved, or may not be approved before other applications, or granted orphan drug exclusivity if approved. Our competitors may obtain orphan drug exclusivity for products competitive with our product candidates before we do or even if we do not obtain such status, in which case we would be excluded from that market if the FDA deems the competitive drug to be the same drug as BiovaxID. Even if we obtain orphan drug exclusivity for BiovaxID, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

The commercialization of our product candidates may not be profitable.

In order for the commercialization of our product candidates to be profitable, our products must be cost-effective and economical to manufacture on a commercial scale. Furthermore, if our products do not achieve market acceptance, we may not be profitable. Subject to regulatory approval, we expect to incur significant sales, marketing, and manufacturing expenses in connection with the commercialization of SinuNase, BiovaxID, Revimmune, and our other product candidates. Even if we receive additional financing, we may not be able to complete planned clinical trials and the development, manufacturing, and marketing of any or all of our product candidates. Our future profitability will depend on many factors, including, but not limited to:

•	the cost and timing of developing a commercial scale manufacturing facility or the costs of outsourcing our manufacturing of BiovaxID;

•	the costs of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the costs of establishing sales, marketing, and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Even if we receive regulatory approval for BiovaxID, including regulatory approval of a commercial scale manufacturing facility, we may not ever receive significant revenues from BiovaxID. Additionally, although we currently receive licensing revenue from compounding pharmacies to produce antifungal solutions for CS upon the prescription of licensed physicians, we may not receive significant revenues from an FDA-approved CS therapy for many years. With respect to the products in our development pipeline that are being developed by third parties, our ability to generate revenues from those products will depend in large part on the efforts of those third parties. To the extent that we are not successful in commercializing our product candidates, our product revenues will suffer, we will incur significant additional losses and the price of our common stock will be negatively affected.

We have no experience manufacturing BiovaxID or any other immunotherapies for the number of patients and at a cost that would enable widespread commercial use.

To date, we have only manufactured BiovaxID in quantities necessary to support our ongoing clinical trials for BiovaxID. We have no experience in manufacturing BiovaxID, or any other immunotherapies, for the number of patients and at a cost that would support commercial use. In addition, since no other company has manufactured for commercial sale a patient-specific immunotherapeutic product derived from the patient’s own cancer cells, there are no precedents from which we could learn. If we or a third-party are unable to manufacture sufficient quantities of BiovaxID at a reasonable cost to support commercial use, we will not be able to commercialize BiovaxID and generate revenue, despite significant development expenditures.

We may experience difficulties in manufacturing BiovaxID or in obtaining approval of the change in manufacturing site from the FDA, which could prevent us from completing our ongoing clinical trials and delay the commercialization of BiovaxID.

Manufacturing BiovaxID is complex and requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves several risks that may lead to failures or delays in manufacturing BiovaxID, including:

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in timely shipping of tumor samples to us or in the shipping of BiovaxID to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	destruction of, or damage to, tumor samples or BiovaxID during the shipping process due to the improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or BiovaxID during storage at our facility; and

•	difficulties in ensuring the availability, quality, and consistency of materials provided by our suppliers.

If we experience any difficulties in manufacturing BiovaxID, or any other immunotherapies that we may develop, our ongoing clinical trials may be delayed and commercialization of BiovaxID, or any other immunotherapies that we may develop, may be delayed, resulting in delays in generating revenue and increased costs.

In addition, changes to the manufacturing process during or following the completion of clinical trials requires sponsors to demonstrate to the FDA that the product under new conditions is comparable to the product that was the subject of earlier clinical testing. This requirement applies to relocations or expansions of manufacturing facilities, such as the possible expansion to additional facilities that may be required for successful commercialization of the vaccine, resulting in increased costs.

A showing of comparability requires data demonstrating that the product continues to be safe, pure, and potent and may be based on chemical, physical, and biological assays and, in some cases, other non-clinical data. If we demonstrate comparability, additional clinical safety and/or efficacy trials with the new product may not be needed. The FDA will determine if comparability data are sufficient to demonstrate that additional clinical studies are unnecessary. If the FDA requires additional clinical safety or efficacy trials to demonstrate comparability, our clinical trials or FDA approval of BiovaxID may be delayed, which would cause delays in generating revenue and increased costs.

We are dependent on third-party development partners for the development and regulatory approval of some of our products and on third-party contract manufacturers for the supply of many of our products.

Allernase is being developed by a third party, which is responsible for obtaining necessary regulatory approvals for the product. In addition, with the exception of BiovaxID, we currently rely, or will in the future rely, on third-party contract manufacturers to produce our currently marketed products and the product candidates in our pipeline. We are or will be substantially dependent on the following third-parties in connection with the following products:

•	Collegium Pharmaceutical, Inc. is the developer of our AllerNase product, which is to be manufactured through a third-party contract manufacturer.

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Arbor Pharmaceuticals, Inc. is the exclusive supplier of our Zinotic product. Arbor Pharmaceuticals has licensed the promotional rights of Zinotic to Accentia Pharmaceuticals exclusively for promotion to otolaryngologists (ENTs) and pediatricians in Accentia territories.

•	IMMCO Diagnostics is the exclusive provider of laboratory analysis used in our SinuTest product.

•	ANI Laboratories is the exclusive manufacturer for our Respi~TANN® product. ANI manufactures the Respi~TANN product line with Tannate Conversion Technology under license from Kiel Laboratories.

•	Chemwerth USA and/or Alpharma, Inc., suppliers of the active ingredient in SinuNase

Our ability to commercialize the products that we develop with our partners and generate revenues from product sales depends on our partners’ ability to assist us in establishing the safety and efficacy of our product candidates, obtaining and maintaining regulatory approvals and achieving market acceptance of the products once commercialized. Our partners may elect to delay or terminate development of one or more product candidates, independently develop products that could compete with ours, or fail to commit sufficient resources to the marketing and distribution of products developed through their strategic relationships with us. If our partners fail to perform as we expect, our potential for revenue from products developed through our strategic relationships with them could be dramatically reduced.

The risks associated with our reliance on contract manufacturers include the following:

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Contract manufacturers may encounter difficulties in achieving volume production, quality control, and quality assurance and also may experience shortages in qualified personnel and obtaining active ingredients for our products.

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If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

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Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP and other governmental regulations and corresponding foreign standards. Other than through contract, we do not have control over compliance by our contract manufacturers with these regulations and standards. Our present or future contract manufacturers may not be able to comply with cGMP and other FDA requirements or similar regulatory requirements outside the United States. Failure of contract manufacturers to comply with applicable regulations could result in sanctions being imposed on us in some cases, including fines, injunctions, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect our business.

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Contract manufacturers may breach the manufacturing agreements that we or our development partners have entered into with them because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us.

If we are not able to obtain adequate supplies of our current and future products, it will be more difficult for us to develop our product candidates and compete effectively. Dependence upon third parties for the manufacture of our product candidates may reduce our profit margins, if any, on the sale of our products and may limit our ability to develop and deliver products on a timely and competitive basis, which could delay our ability to generate revenue and increase costs.

Some of our specialty pharmaceutical products are not the subject of FDA-approved new drug applications.

New drugs must be the subject of an FDA-approved NDA, or ANDA, application demonstrating safety and effectiveness before they may be marketed in the United States. Some prescription and other drugs marketed by pharmaceutical companies are not the subject of an approved marketing application because new drug applications requiring demonstration of safety and effectiveness were not required at the time that these active ingredients were initially marketed. While the FDA reviewed classes of these products in the 1960s and 1970s as part of the Drug Efficacy Study Implementation (DESI) program, there are several types of drugs, including some cold and cough drugs, which the FDA has not yet evaluated and remain on the market without FDA approval.

Respi~TANN is marketed in the United States without an FDA-approved marketing application because they have been considered by us to be identical, related, or similar to products that have existed in the market without an NDA or ANDA. This product is marketed subject to the FDA’s regulatory discretion and/or enforcement policies. FDA has adopted a risk-based enforcement policy concerning unapproved drugs. The agency has articulated that, in enforcing the new drug application requirements, it prioritizes drugs that pose potential safety risks, lack evidence of effectiveness and prevent patients from seeking effective therapies, and those that are marketed fraudulently. In addition, the FDA has indicated that approval of an NDA for one drug within a class of drugs marketed without FDA approval may also trigger agency enforcement of the new drug requirements. Once the FDA issues an approved NDA for one of the drug products at issue or completes the efficacy review for that drug product, it may require us to also file a NDA or ANDA application for that same drug in order to continue marketing it in the United States. While the agency generally provides sponsors a one year grace period, the agency is not statutorily required to do so. In addition, although we may be given time to submit a marketing application before the agency would take enforcement action, the time it takes us to complete the necessary clinical studies and submit an application to FDA may exceed this time period, resulting in an interruption of marketing. It is also possible that the FDA could disagree with our determination that this product is identical, related, or similar to products that have existed in the marketplace without an NDA or ANDA.

In addition, our Respi~TANN product contains a timed-release dosage mechanism utilizing tannic acid. In 1960, the FDA issued a policy stating that when a timed-release dosage feature is added to a drug, then an approved NDA is required in order to market the drug. While listed in the Code of Federal Regulations, this policy has never gone through the notice and comment rulemaking process required for the development of an FDA regulation. Additionally, numerous tannic-acid based medications have been introduced by other pharmaceutical companies since the FDA’s pronouncement without an NDA. Consequently, in continuing to market this product, we rely on the FDA’s enforcement discretion with respect to the product, but we cannot guarantee that the FDA will not in the future choose to require an NDA or ANDA for the product, notwithstanding the fact that similar products have been marketed for many years.

In the May 29, 2007 Federal Register, the FDA issued a statement on extended release products containing guaifenesin and its intention to take enforcement action against drug products in time-released forms containing guaifenesin that are not subject to a formal approved New Drug Application (NDA). Only one firm, Adams Respiratory Therapeutics, has obtained approved NDAs for products in timed-release dosage forms containing guaifenesin. These products are sold under the trade names of MUCINEX and HUMIBID. The FDA stated that unapproved time-released products containing guaifenesin could no longer be manufactured after August 2, 2007 nor distributed on or after November 26, 2007.

At the time the Federal Register was made public, it was our opinion and the opinion of the manufacturer of Respi~TANN G, Kiel Laboratories, that this ruling did not affect Respi~TANN G. This opinion was based on the fact that the guaifenesin in Respi~TANN G is in an immediate released form, not an extended released form. Based on further internal review of the Federal Register document and further clarification from the FDA, Accentia Pharmaceuticals’ management made a corporate decision to stop distribution, promotion and manufacture of Respi~TANN G effective November 26, 2007. On November 26, 2007, Accentia Pharmaceuticals instructed its distributor of record, DDN Pharmaceutical Logistics, to place the existing inventory of Respi~TANN G, both trade and sample inventories, on hold. Furthermore, Accentia Pharmaceuticals instructed the its sales force to cease promotion and sampling of Respi~TANN G effective immediately. In addition, Accentia Pharmaceuticals’ management communicated with all wholesalers about this decision with regard to DDN Pharmaceutical Logistics no longer shipping Respi~TANN G.

The FDA ruling on extended release products does not affect Respi~TANN Pd, Respi~TANN Suspension or Respi~TANN Chewable Tablets.

If we fail to enter into and maintain successful strategic relationships for our product candidates, we may have to reduce or delay our product candidate development or increase our expenditures.

Our strategy for developing, manufacturing, and commercializing products in certain therapeutic areas currently requires us to enter into and successfully maintain strategic relationships with pharmaceutical companies or other industry participants to advance our programs and reduce our expenditures on each program. In addition to our development partner for AllerNase, we have to date formed strategic relationships with Pharmaceutical Product Development, Inc. and other companies. We may not be able to negotiate additional strategic relationships on acceptable terms, if at all. If we are not able to maintain our existing strategic relationships or establish and maintain additional strategic relationships, we may have to limit the size or scope of, or delay, one or more of our product development programs or research programs, or undertake and fund these programs ourselves. If we elect to increase our expenditures to fund product development programs or research programs on our own, we will need to obtain additional capital, which may not be available on acceptable terms, or at all.

If we acquire other complementary technologies or companies, our financial performance could suffer, and such acquisitions involve a number of risks.

We may from time to time actively seek to identify and acquire companies, technologies, or pharmaceutical products with attributes complementary to our products and services. Acquisitions that we make may involve numerous risks, including:

•	diverting management’s attention from other business concerns;

•	being unable to maintain uniform standards, controls, procedures, and policies;

•	entering markets in which we have no direct prior experience;

•	improperly evaluating new services and technologies or otherwise being unable to fully exploit the anticipated opportunity; and

•	being unable to successfully integrate the acquisition.

Any of the factors listed above would adversely affect our results of operations.

We are not able to prevent third parties, including potential competitors, from developing and selling an anti-cancer vaccine for NHL having the same composition of matter as BiovaxID.

Our BiovaxID vaccine is based on research and studies conducted at Stanford University and the NCI. As a result of published studies, the concept of the vaccine and its composition of matter are in the public domain and cannot be patented by us, the NCI, or any other party. We have filed a PCT patent application on the type of cell media that is used to grow cell cultures in the production of our vaccine, and we have filed a PCT patent application on certain features of the integrated production and purification system used to produce and purify the vaccine in an automated closed system. However, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with BiovaxID.

We are aware of several companies focusing on the development of active immunotherapies for NHL, including Genitope Corporation, Antigenics, Inc., Favrille, Inc., and Large Scale Biology Corporation. We believe none of these companies uses the hybridoma method to produce a patient-specific vaccine, and of these companies, only Genitope and Favrille have a product candidate in Phase 3 clinical trials. Several companies, such as Genentech, Inc., Curia Corporation, Biogen Idec, and Immunomedics, Inc., are involved in the development of passive immunotherapies for NHL. These passive immunotherapies include Rituxan, a monoclonal antibody, and Zevalin and Bexxar, which are passive radioimmunotherapy products. Competition could impair our ability to generate revenue and could increase costs.

Our proprietary rights may not adequately protect our technologies and product candidates.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our technologies and product candidates as well as successfully defending these patents against third-party challenges. We will only be able to protect our technologies and product candidates from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

SinuNase is the subject of a patent that we license from MAYO that expires in 2018. In addition, we have filed for additional patent protection for SinuNase. For Revimmune, we have published patent applications as well as additional patent protection. For BiovaxID, we hold the patent relating to the method of producing BiovaxID and we have filed additional patent applications for BiovaxID. There are filed patent applications for AutovaxID as well.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents;

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our issued patents and issued patents of our licensors may not provide a basis for commercially viable products, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary technologies or product candidates that are patentable; or

•	the patents of others may have an adverse effect on our business.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our or our strategic partners’ employees, consultants, contractors, or scientific and other advisors may unintentionally or willfully disclose our information to competitors. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, if our competitors independently develop equivalent knowledge, methods, and know-how, it will be more difficult for us to enforce our patent rights and our business could be harmed.

If we are not able to defend the patent or trade secret protection position of our technologies and product candidates, then we will not be able to exclude competitors from developing or marketing competing products, and we may not generate enough revenue from product sales to justify the cost of development of our products and to achieve or maintain profitability.

We may find it difficult to prevent compounding pharmacies from preparing compounded formulations of amphotericin B solution for the treatment of CS in violation of the patents that we license.

We hold an exclusive license to market and sell products made from amphotericin B based on MAYO’s patented treatment method for CS. Although amphotericin B has not been approved by the FDA for the treatment of CRS, a number of physicians currently prescribe a compounded formulation of amphotericin B solution for their CS patients. These formulations are prepared by compounding pharmacies that are in the business of preparing custom-made solutions using FDA-approved active ingredients. While we have sublicensed our rights to the compounded variant of the product to compounding pharmacies, we are aware that other compounding pharmacies may be preparing similar compounded formulations in violation of one or more claims of our licensed patents. Because these patent violations may be sporadic and dispersed, we may not be able to easily identify the violations. In addition, because the patents that we license from MAYO relate to a method of treating CS, if other amphotericin B solutions become commercially available for other indications, we may not be able to prevent physicians from prescribing such other solutions for CS on an off-label basis. Such actions could hinder our ability to generate enough revenue to justify development costs and to achieve or maintain profitability.

If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our products depends on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Numerous United States and foreign issued patents and pending applications, which are owned by third parties, exist in the various areas in which we have products or are seeking to create products, including patents relating to specific antifungal formulations and methods of using the formulations to treat infections, as well as patents relating to serum-based vaccines and methods for detection of lymphoma. The interpretation of patent claims is complex and uncertain. The legal standards governing claim interpretations are evolving and changing. Thus, any significant changes in the legal standards would impact the way that we interpret the claims of third-party patents in our product areas. In addition, because patent applications can take several years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates may infringe. There could also be existing patents of which we are not aware that our product candidates may inadvertently infringe.

If a third party claims that we infringe on their patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

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infringement and other intellectual property claims which, with or without merit, can be costly and time consuming to litigate and can delay the regulatory approval process and divert management’s attention from our core business strategy;

•	substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do;

•	if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and

•	redesigning our process so that it does not infringe, which may not be possible or may require substantial time and expense.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.

If federal or state enforcement authorities characterize any portion of the fees payable to us by sublicensee of our CRS therapy as remuneration for recommending or referring business to the compounding pharmacies, then such fees could be challenged under federal and/or state anti-kickback laws.

We have sublicensed our rights to Mayo Clinic’s patented CS therapy to several compounding pharmacies that pay us a sublicensing fee each time they dispense an antifungal for CS treatment under a physician’s prescription. We may enter into additional sublicensing arrangements in the future with other compounding pharmacies and charge similar royalties. We also maintain a small group from our specialty pharmaceuticals business to educate physicians about Mayo Clinic’s research and studies relating to the causes and potential treatment methods for CRS. We believe that the fees payable to us by sublicensed compounding pharmacies are payable solely for the grant of the sublicense to the Mayo Clinic’s CRS therapy, and such sublicense fees are payable regardless of the source of the prescription. However, if federal or state enforcement authorities characterize any part of these sublicense fees as remuneration to us in exchange for arranging for or recommending the services of, or otherwise referring business to, these compounding pharmacies, then these sublicense fees could be challenged under federal and/or state anti-kickback laws. To the extent that enforcement is initiated, we could face fines and other penalties, which could harm our business.

The revenues that we receive from sublicensing the amphotericin B therapy for CS to compounding pharmacies could be materially adversely impacted by FDA enforcement action.

Although we cannot market SinuNase until we obtain FDA approval, our license agreement with MAYO permits us to sublicense MAYO’s patent rights related to amphotericin B for use as a therapy for CS to compounding pharmacies under license agreements approved by MAYO. Such compounding pharmacies would then have the right to use the sublicense to compound the product for prescribing physicians. Pharmacy compounding is considered to be part of the practice of pharmacy, regulated by state pharmacy practice acts. The FDA does not typically exercise its enforcement authority against traditional pharmacy compounding whereby pharmacists extemporaneously compound and manipulate reasonable quantities of human drugs upon receipt of a valid prescription for an individually identified patient from a licensed practitioner. However, the FDA has taken enforcement action against pharmacies whose activities the FDA believes exceed the scope of the practice of pharmacy by engaging in the actual manufacturing of drug products. The FDA has identified that such activities may include, but not be limited to, compounding drugs in anticipation of receiving prescriptions, using commercial-scale manufacturing or testing equipment for compounding, failing to document individual medical need for the compounded product, and failing to operate in conformance with state law regulating the practice of pharmacy. In the event that the FDA takes an enforcement action against any of the compounding pharmacies to which we may sublicense the amphotericin B therapy, the revenues we receive could materially decline, which could harm our business. We have no assurance that the FDA will refrain from taking enforcement actions against any of the compounding pharmacies, nor can we assure you that laws related to the FDA’s regulation of compounding pharmacies will not provide the FDA with additional enforcement authority against compounding pharmacies, all of which could result in a decline in our revenues which would harm our business. In addition, our representatives educate physicians about the availability of the compounding services, and while we believe that such information does not represent promotion of the product, the FDA may disagree, and we could be subject to enforcement action, including but not limited to a warning letter demanding that we cease the provision of such information.

Physicians may be reluctant to prescribe amphotericin B for treatment of CRS while it is an unapproved indication.

Physicians are permitted to prescribe drug for unapproved indications, sometimes referred to as “off-label” uses, as part of the practice of medicine. However, the federal Medicaid program, which provides significant reimbursement for prescription drugs, restricts the types and uses of drugs which may be paid for with federal funds. The Medicaid program primarily provides reimbursement only for drugs used for medically accepted indications. A medically accepted indication is defined as a use that has either been approved by the FDA or is supported by specific compendia set forth in the Medicaid statute, in which off-label usage is significantly restricted. Submission of a claim to federal or state governments for reimbursement of an off-label use of a drug not eligible for such reimbursement could be considered a false claim under the Federal False Claims Act, if such claim was submitted knowing it was false. Although the federal government has focused its attention in this area on the activities of drug manufacturers in promoting off-label uses of their products, these actions have been high profile and have involved substantial settlements. Such governmental activity has heightened concerns of physicians regarding off-label prescribing. This may result in a decline in prescriptions of amphotericin B for treatment of CRS. Such decline could cause our revenues to decline materially and harm the business of our company.

We currently depend on a sole-source supplier for KLH, a critical raw material used in the manufacture of BiovaxID, and physicians who administer BiovaxID depend on a sole-source supplier for GM-CSF, an immune system stimulant administered with BiovaxID.

We currently depend on single source suppliers for critical raw materials used in BiovaxID and other components used in the manufacturing process and required for the administration of BiovaxID. In particular, manufacturing of BiovaxID requires keyhole limpet hemocyanin, or KLH, a foreign carrier protein. We purchase KLH from BioSyn Arzneimittel GmbH, or BioSyn, a single source supplier. We have entered into a supply agreement with BioSyn, pursuant to which BioSyn has agreed to supply us with KLH. The supply agreement has an initial term of three years and is renewable for indefinite additional terms of five years each at our discretion, so long as we are not in default of our obligations pursuant to this agreement. Either party may terminate the supply agreement earlier upon a breach that is not cured within 60 days or other events relating to insolvency or bankruptcy. Under this agreement BioSyn is not contractually obligated to supply us with the amounts of KLH currently being supplied and necessary for our current clinical trial purposes or for commercialization. There may be no other supplier of KLH of suitable quality for our purposes.

When BiovaxID is administered, the administering physician uses a cytokine to enhance the patient’s immune response, and this cytokine is administered concurrently with BiovaxID. The cytokine used by physicians for this purpose is Leukine® sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF. This cytokine is a substance that is purchased by the administering physician and is administered with an antigen to enhance or increase the immune response to that antigen. The physicians who administer BiovaxID will rely on Berlex Inc., or Berlex, as a supplier of GM-CSF, and these physicians will generally not have the benefit of a long-term supply contract with Berlex. GM-CSF is not commercially available from other sources in the United States or Canada.

Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar components from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of BiovaxID, or any other immunotherapies that we may develop, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of BiovaxID, or any other immunotherapies that we may develop. If we are unable to obtain adequate amounts of these components, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different components that may not be as safe or as effective. As a result, regulatory approval of BiovaxID may not be received at all. All these delays could cause delays in commercialization of BiovaxID, delays in our ability to generate revenue from BiovaxID, and increased costs.

The market may not be receptive to our products upon their introduction.

The biopharmaceutical products that we may develop may not achieve market acceptance among physicians, patients, health care payors, and the medical community. The degree of market acceptance will depend upon a number of factors, including

•	the receipt of regulatory approvals;

•	limited indications of regulatory approvals;

•	the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantages over existing treatment methods;

•	the prices of such products;

•	reimbursement policies of government and third-party payors;

•	market acceptance of patient-specific active immunotherapies, in the case of BiovaxID;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	ability to produce our products at a competitive price;

•	stocking and distribution;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

The failure of our product pipeline to gain market acceptance could impair our ability to generate revenue, which could have a material adverse effect on our future business, financial condition and results of operations.

The National Cancer Institute is not precluded from working with other companies on developing products that are competitive with BiovaxID.

Our BiovaxID vaccine is based on research and studies conducted at Stanford University and the NCI. The concept of producing a patient-specific anti-cancer vaccine through the hybridoma method from a patient’s own cancer cells has been discussed in a variety of publications over a period of many years, and, accordingly, the general method and concept of such a vaccine is not eligible to be patented by us, the NCI, or any other party. We were a party to a Cooperative Research and Development Agreement, or CRADA which we terminated, effective November 2006, with the NCI for the development of a hybridoma-based patient-specific idiotypic vaccine for the treatment of indolent follicular NHL. Although the NCI transferred sponsorship of the IND for BiovaxID to us in 2004, and although there are certain confidentiality protections for information generated pursuant to the CRADA, the CRADA does not prevent the NCI from working with other companies on other hybridoma-based idiotypic vaccines for indolent follicular NHL or other forms of cancer, and the NCI or its future partners may be able to utilize certain technology developed under our prior CRADA. If the NCI chooses to work with other companies in connection with the development of such a vaccine, such other companies may also develop technology and know-how that may ultimately enable such companies to develop products that compete with BiovaxID. Additionally, through their partnership with the NCI, these companies could develop immunotherapies for other forms of cancer that may serve as barriers to any future products that we may develop for such indications.

Risks Related to Our Industry

Our competitors may develop products that are less expensive, safer, or more effective, which may diminish or eliminate the commercial success of any future products that we may commercialize.

We compete with several biopharmaceutical companies, and our competitors may:

•	develop product candidates and market products that are less expensive or more effective than our future products;

•	commercialize competing products before we or our partners can launch any products developed from our product candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships; and

•	take advantage of acquisition or other opportunities more readily than we can.

We will compete for market share against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new product candidates that will compete with ours, and these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do.

If our competitors market products that are less expensive, safer or more effective than our potential products, or that reach the market sooner than our potential products, we may not achieve commercial success. In addition, the life sciences industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies.

If we fail to comply with extensive regulations enforced by the FDA, EMEA, and other agencies, the sale of our current products, and the commercialization of our product candidates would be prevented or delayed.

Research, pre-clinical development, clinical trials, manufacturing, and marketing of our products are subject to extensive regulation by various government authorities. Neither we nor our partners have received marketing approval for SinuNase, BiovaxID or Revimmune. The process of obtaining FDA, European Medicines Agency, or EMEA, and other required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as

•	the severity of the disease;

•	the quality of submission;

•	the clinical efficacy and safety;

•	the strength of the chemistry and manufacturing control of the process;

•	the manufacturing facility compliance;

•	the availability of alternative treatments;

•	the risks and benefits demonstrated in clinical trials; and

•	the patent status and marketing exclusivity rights of certain innovative products.

Any regulatory approvals that we or our partners receive for our product candidates may also be subject to limitations on the indicated uses for which the drug may be marketed or contain requirements for potentially costly post-marketing follow-up studies. The subsequent discovery of previously unknown problems with the drug, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

Our U.S. manufacturing, labeling, storage, and distribution activities also are subject to strict regulation and licensing by the FDA. Our biopharmaceutical manufacturing facilities are subject to periodic inspection by the FDA, the EMEA, and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facilities, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA or these other authorities, including the interruption or prevention of marketing, closure of our biopharmaceutical manufacturing facilities and fines or penalties.

Regulatory authorities also will require post-marketing surveillance to monitor and report to the FDA potential adverse effects of our products or product candidates. Congress or the FDA in specific situations can modify the regulatory process. Once approved, a product’s failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions, and criminal prosecutions.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.

Although we do not have material sales of our biopharmaceutical products outside the U.S. today, our goal is to expand our global presence for these products. Distribution of our products outside the U.S. is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would impair our ability to generate revenue, increase our compliance costs, and have a material adverse effect on our future business, financial condition, and results of operations.

Our Respi~TANN product also contains pseudoephedrine. The DEA regulates pseudoephedrine, pursuant to the CSA and the Domestic Chemical Diversion Control Act of 1993, as a “listed chemical” because it can be used in the production of illicit drugs. There are two groups of listed chemicals, List I chemicals and List II chemicals; List I chemicals are more strictly regulated. Pseudoephedrine is a List I chemical. Persons or firms who manufacture, distribute, import, or export listed chemicals in amounts above specified threshold levels, or chemical mixtures that contain listed chemicals above specified threshold amounts, must fulfill certain requirements regarding, among other things, registration, recordkeeping, reporting, and security. Places where regulated persons or firms handle listed chemicals or chemical mixtures (including Accentia’s manufacturer of the Respi~TANN product line) are subject to administrative inspections by the DEA. Failure to comply with relevant DEA regulations can result in civil penalties, refusal to renew necessary registrations, or initiating proceedings to revoke those registrations. In certain circumstances, violations can lead to criminal prosecution. Pseudoephedrine is subject to tighter controls than most other listed chemicals that are lawfully marketed under the Federal Food, Drug, and Cosmetic Act. Also, recent regulatory actions at the state level may affect future distribution, advertising, and promotion of pseudoephedrine-containing products.

The insurance coverage and reimbursement status of newly approved products is uncertain and failure to obtain or maintain adequate coverage and reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. The commercial success of our potential products in both domestic and international markets is substantially dependent on whether third-party coverage and reimbursement is available for the ordering of our potential products by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations, and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new products, and, as a result, they may not cover or provide adequate payment for our potential products. Even our existing product line could face declining revenues if competitor products are perceived as providing a substantially equivalent therapeutic effect at a lower cost to the payor. They may not view our products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce healthcare costs or reform government healthcare programs could result in lower prices or rejection of our products. Changes in coverage and reimbursement policies or healthcare cost containment initiatives that limit or restrict reimbursement for our products may cause our revenue to decline.

We may not be able to maintain sufficient product liability insurance to cover claims against us.

Product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our products progresses, or that existing, or future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset existing or future claims. We maintain product liability insurance of $10 million per occurrence and in the aggregate. We believe that this coverage is currently adequate based on current and projected business activities and the associated risk exposure, although we expect to increase this coverage as our business activities and associated risk grow. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our future business, financial condition, and results of operations.

We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state anti-referral laws.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid and Veterans Administration health programs. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change or discontinue our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could become subject to false claims litigation under federal statutes, which can lead to treble damages based on the reimbursements by federal health care programs, civil money penalties (including penalties levied on a per false claim basis), restitution, criminal fines and imprisonment, and exclusion from participation in Medicare, Medicaid and other federal and state healthcare programs. These false claims statutes include the False Claims Act, which allows any person to bring suit on behalf of the federal government alleging the submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. These suits against biotechnology companies have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claim action, pay fines or restitution, or be excluded from the Medicare, Medicaid or other federal and state healthcare programs as a result of an investigation arising out of such action. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions will not have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that the costs of defending claims or allegations under the False Claims Act will not have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Related to Our Operations

The failure to attract and retain skilled personnel could impair our product development and commercialization efforts.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Francis E. O’Donnell, Jr., M.D., our Chief Executive Officer and Chairman, Steven R. Arikian, M.D., our President and Chief Operating Officer, Biopharmaceutical Products and Services, and Alan M. Pearce, our Chief Financial Officer. We have entered into employment agreements with each of Messrs. O’Donnell, Arikian, and Pearce, although there is no assurance that they will remain in our employ for the entire term of such employment agreements. The loss of the services of any member of our senior management, scientific, or technical staff may significantly delay or prevent the achievement of product development and other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, and could have a material adverse effect on our business, operating results, and financial condition. We do not maintain key man life insurance for any of Messrs. Arikian, or Pearce. We are not aware of any plans by our key personnel to retire or leave us in the near future.

We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us.

In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical, and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our product candidates and commercialization of our potential products and growth of our business.

We expect to expand our development, clinical research, and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those product candidates that we elect to commercialize independently or together with a partner. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We have a limited operating history and financial results are uncertain.

We have a limited history as a consolidated company and face many of the risks of a new business. As a result of our limited operating history, it is difficult to accurately forecast our potential revenue. Our revenue and income potential is unproven and our business model is still emerging. Therefore, we cannot assure you that we will provide a return on investment in the future. An investor in our common stock must consider the challenges, risks, and uncertainties frequently encountered in the establishment of new technologies and products in emerging markets and evolving industries. These challenges include our ability to:

•	execute our business model;

•	create brand recognition;

•	manage growth in our operations;

•	create a customer base cost-effectively;

•	retain customers;

•	access additional capital when required; and

•	attract and retain key personnel.

We cannot be certain that our business model will be successful or that it will successfully address these and other challenges, risks, and uncertainties.

Our relationship with BioDelivery Sciences and the relationship of several of our senior executive officers to BioDelivery Sciences creates potential for conflicts of interest.

Our company and several of our executive officers have relationships with BioDelivery Sciences International, Inc., or BioDelivery Sciences, a publicly traded drug delivery technology company, which may create conflicts of interest. A pump spray version of our SinuNase product is being developed under a license agreement with BioDelivery Sciences under which we have been granted exclusive worldwide rights to BioDelivery Sciences’ encochleation technology for CRS and asthma products.

Francis E. O’Donnell, Jr., M.D., is a principal stockholder and Chairman of the Board of both our company and BioDelivery Sciences. Previously, Dr. O’Donnell also served as the President and Chief Executive Officer of BioDelivery Sciences. Alan M. Pearce, our Chief Financial Officer, served as a director for BioDelivery Sciences until September 2005. Also, two of our employees are shared between BioDelivery Sciences and our company.

Our directors and executive officers owe a fiduciary duty of loyalty to us, and to the extent that they are also directors or officers of BioDelivery Sciences, they also owe similar fiduciary duties to BioDelivery Sciences. However, due to their responsibilities to serve both companies, there is potential for conflicts of interest. At any particular time, the needs of BioDelivery Sciences could cause one or more of these executive officers to devote attention to BioDelivery Sciences at the expense of our company. In addition, matters may arise that place the fiduciary duties of these individuals in conflicting positions. Such conflicts will be resolved by our independent directors and directors having no affiliation with BioDelivery Sciences. If conflicts occur, matters important to us could be delayed. The results of such delays are not susceptible to accurate predictions but could include, among other things, delay in the production of sufficient amounts of SinuNase to complete our clinical trials or to meet potential commercial demands. Such delays could increase our costs of development or reduce our ability to generate revenue. Our officers will use every effort to avoid material conflicts of interest generated by their responsibilities to BioDelivery Sciences, but no assurance can be given that material conflicts will not arise which could be detrimental to our operations and financial prospects.

The existence of minority stockholders in our Biovest subsidiary creates potential for conflicts of interest.

We directly own a majority of the outstanding capital stock of Biovest, which is our subsidiary that is developing the BiovaxID vaccine, and the remaining Biovest stock is owned by approximately 400 stockholders of record. As a result, conflicts of interest may develop between us and the minority stockholders of Biovest. To the extent that our officers and directors are also officers or directors of Biovest, matters may arise that place the fiduciary duties of these individuals in conflicting positions. Although we intend that such conflicts will be resolved by independent directors of Biovest, if this occurs, matters important to us could be delayed. Francis E. O’Donnell, Jr., M.D., our Chairman and Chief Executive Officer, is also Vice Chairman and a director of Biovest, and Steven R. Arikian, M.D., a director and our President and Chief Operating Officer, Biopharmaceutical Products and Services, is the Chairman and CEO of Biovest.

A total of 18 million shares of the Biovest stock held by us is subject to potential transfer under our outstanding debentures as well as additional shares of Biovest stock pursuant to warrants issued by us.

We hold approximately 76% of the shares of common stock of Biovest outstanding as of June 30, 2008. In September 2006, we entered into a private placement in which we issued to investors an aggregate of $25.0 million of 8% secured convertible debentures together with common stock purchase warrants September 2006 Private Placement. The convertible debentures issued by us in the private placement are convertible at the option of the holder into shares of our common stock or exchangeable for shares of Biovest stock held by us, and the warrants issued in the transaction are exercisable for our common stock or shares of Biovest stock held by us. In addition, we have pledged into an escrow account 18 million shares of the Biovest common stock held by us to secure the repayment of the convertible debentures. The total number of shares of Biovest common stock transferable by us to the investors in the private placement, whether pursuant to the exchange or exercise of the debentures and warrants or the exercise of rights under the pledge agreement may not exceed 18 million shares in the aggregate. Accordingly, it is possible that our ownership of Biovest common stock could decrease by up to 18 million shares as a result of the September 2006 Private Placement. In such case, it is possible that we could cease to be the majority shareholder of Biovest.

In addition, we have issued a warrant to Laurus Master Fund, Ltd. (“Laurus”) to purchase up to 10 million shares of the Biovest common stock owned by us pursuant to an agreement dated October 31, 2006. The exercise price of these warrants is $0.01 per share of Biovest common stock.

We are required to satisfy prior indebtedness of $8.8 million on or before December 31, 2008.

In order to satisfy prior indebtedness of $8.8 million to Laurus and its affiliates, we have agreed to use our best efforts to sell Analytica International Inc. (“Analytica”), our wholly owned subsidiary. This indebtedness is secured by the stock and assets of Analytica and our royalty interest in BiovaxID. To the extent we do not receive sufficient cash or other consideration upon such sale to cover our obligations, or should we not otherwise pay our obligations by December 31, 2008, Laurus have various remedies, including: 1) the right to acquire an additional 1% of our royalty interest in BiovaxID per $1 million of shortfall; 2) the right to acquire all the outstanding capital stock of Analytica, or 3) the right to seek the amount of shortfall from the Company. There is no guarantee that we will be able to sell Analytica on terms favorable to us, or at all.

We occasionally become subject to commercial disputes that could harm our business by distracting our management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

From time to time, we are engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating our business and the cost of defending these disputes would reduce our operating results. If we do not prevail in these litigation matters or if we are required to expend a significant amount of resources defending such claims, our operating results, financial position, and cash flows could be adversely impacted.

Two of our customers generate a large portion of our revenue, and any reduction, delay, or cancellation of orders from these customers could reduce our revenues.

For the 2007 fiscal year, two of our customers, both wholesale distributors, accounted for more than 10% of our revenue. Revenues from Cardinal Health and McKesson Corporation represented approximately 15% and 16% of our revenue for the year ended September 30, 2007. For the 2006, two of our customers, both wholesale distributors, accounted for more than 10% of our revenue. Revenues from Cardinal Health represented approximately 19% and 25% of our revenue for the years ended September 30, 2006 and 2005, respectively, and revenues from McKesson Corporation represented approximately 17% of our revenue for the year ended September 30, 2005.

Any reduction, delay or cancellation of orders from this customer could reduce our revenue.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

As of June 30, 2008, our debt, excluding publicly traded subsidiary Biovest was $50.2 million. Approximately $42.0 million of that debt is convertible into our common. We believe a substantial portion of principal and interest will be paid with our common stock.

Our publicly traded subsidiary Biovest had debt of $18.0 million as of June 30, 2008. Approximately $1.0 million of that debt is convertible into common stock of Biovest.

Our level of debt affects our operations in several important ways, including the following:

•	a significant portion of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness that is not paid in our common stock;

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may be unable to refinance our indebtedness on terms acceptable to us or at all;

•	our cash flow may be insufficient to meet our required principal and interest payments; and

•	we may default on our obligations and the lenders may foreclose on their security interests that secure their loans.

•	To the extent we pay principal or interest in common stock, our existing shareholders other than the debt holders will experience dilutions.

If we breach certain representations, warranties and covenants in the instruments governing our 2006, 2007 and 2008 financings, or in the related agreements thereto, we may be subject to penalty fees and other repercussions, including acceleration of the outstanding principal amounts of these securities.

In each of our 2006, 2007 and 2008 financings, we made several representations, warranties and covenants to the investors in these offerings. In the event we breach any of these representations, warranties or covenants, certain monetary or other penalties may be imposed on us. In some cases, the investors may be permitted to accelerate the principal amounts owed under these securities. An event of default under one of the financings may in certain circumstances result in an event of default under the instruments issued in one or more of the other financings. Such an occurrence would substantially harm our financial viability and our ability to continue as a business.

Risks Related to Our Common Stock

Our stock price may be volatile, and your investment in our stock could decline in value.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	results from and any delays in the clinical trials programs;

•	failure or delays in entering additional product candidates into clinical trials;

•	failure or discontinuation of any of our research programs;

•	delays in establishing new strategic relationships;

•	delays in the development of our product candidates and commercialization of our potential products;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	issues in manufacturing our product candidates or products;

•	market acceptance of our products;

•	third-party healthcare reimbursement policies;

•	FDA or other United States or foreign regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of our product candidates or products; and

•	additions or departures of key personnel.

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in entrenchment of management or conflicts of interest that could cause our stock price to decline.

As of June 30, 2008, our executive officers, directors, greater-than-10% shareholders and their affiliates beneficially own or control approximately 16.46% of the outstanding shares of our common stock (after giving effect the exercise of all outstanding vested and unvested options and warrants). Accordingly, these persons and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that entrenchment of management or conflicts of interest may exist or arise.

Future sales of our common stock could lower the market price of our common stock.

Sales of substantial amounts of our shares in the public market could harm the market price of our common stock, even if our business is doing well. An aggregate of 47,695,888 shares of our common stock were outstanding as of June 30, 2008. Approximately 17,572,554 shares of our common stock outstanding as of June 30, 2008 were eligible for sale in the public market under SEC Rules 144, 144(k), and 701, subject in some cases to volume and other limitations. In addition, as of June 30, 2008:

•	27,489,625 shares issuable upon exercise of options and warrants to purchase our common stock were vested and eligible for sale;

•

1,670,797 shares issuable upon the conversion of convertible notes held by Laurus are eligible for immediate sale under a currently effective registration statement covering the resale of such shares by Laurus (but only if Laurus elects to convert or exercise such notes and warrants and subject to certain volume limitations on conversion and exercise); and

•

6,688,864 shares issuable upon the conversion of convertible debentures held by investors in our September 2006 private placement are eligible for immediate sale (but only if such investors elect to convert or exercise such debentures and warrants).

•

7,736,372 shares issuable upon the conversion of convertible debentures held by investors in our February 2007 private placement are eligible for immediate sale (but only if such investors elect to convert or exercise such debentures and warrants).

•

3,304,301 shares issuable upon the conversion of convertible preferred stock held by investors in our January 2008 private placement, including 1,321,721 which are eligible for immediate resale (but only if such investors elect to convert or exercise such preferred stock and warrants).

•

6,999,187 shares issuable upon the conversion of discount secured convertible debenture held by investors in our June 2008 private placement, including 3,647,254 which will be eligible for immediate sale upon the effectiveness of this registration statement (but only if such investors elect to convert or exercise such debentures and warrants).

Due to the foregoing factors and due to registration rights held by other persons, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and NASDAQ Capital Market rules are creating uncertainty for public companies. As a result of these new rules, we will incur additional costs associated with our public company reporting requirements. In addition, these new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and this could make it difficult for us to attract and retain qualified persons to serve on our board of directors.

We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

We have limited experience attempting to comply with public company obligations, including Section 404 of the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC has adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K. In addition, the registered certified public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. The requirement for a report of management, as currently in effect, will first apply to our annual report on Form 10-K for our fiscal year ending September 30, 2008. The requirement for our auditor to attest on management assessment will apply for the fiscal year ending September 30, 2010. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses, and we do not anticipate paying any cash dividends on our capital stock for the foreseeable future. In addition, the terms of existing or any future debts may preclude us from paying dividends on our stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Some provisions of our amended and restated articles of incorporation, bylaws, and Florida law may inhibit potential acquisition bids that you may consider favorable.

Our corporate documents contain provisions that may enable our board of directors to resist a change in control of our company even if a change in control were to be considered favorable by you and other stockholders. These provisions include:

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	limitations on persons authorized to call a special meeting of stockholders;

•	a staggered board of directors;

•	a requirement that vacancies in directorships are to be filled by a majority of directors then in office and the number of directors is to be fixed by the board of directors; and

•	no cumulative voting.

These and other provisions contained in our amended and restated articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

In addition, we are subject to control share acquisitions provisions and affiliated transaction provisions of the Florida Business Corporation Act, the applications of which may have the effect of delaying or preventing a merger, takeover or other change of control of us and therefore could discourage attempts to acquire our company.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the 6,999,187 shares of common stock underlying the 8% Original Issue Discount Secured Convertible Debenture and Warrants registered hereunder. If and when all of the shares underlying the Warrants held by selling shareholders are exercised, we will receive the proceeds from the exercise of such warrants. The selling shareholders are under no obligation to exercise their warrants. If all of the Warrants are exercised in full, we will receive up to approximately $4,055,838.93. We expect to use such proceeds, if any, for the continued development of our products and for working capital and general corporate purposes.

SELLING SHAREHOLDERS

On behalf of the selling shareholders named in the table below (including their donees, pledgees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus), we are registering, pursuant to the registration statement of which this prospectus is a part, 6,999,187 shares of our common stock, 3,647,254 of which are issuable upon conversion of the principal and interest of the 8% Original Issue Discount Secured Convertible Debenture and 3,351,933 of which are issuable upon exercise of the Warrants held by the selling shareholders. The Debentures and Warrants were issued in our June 20, 2008 private placement and are described in our Current Report on Form 8-K on June 18, 2008, which is incorporated into this registration statement by reference. We are registering the shares being offered under this prospectus pursuant to a Registration Rights Agreement, dated June 17, 2008, that was entered into between us and the selling shareholders in connection with the private placement.

We are registering the shares to permit the selling shareholders to offer these shares for resale from time to time. The selling shareholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling shareholders. For more information, see the section of this prospectus entitled “PLAN OF DISTRIBUTION.”

Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC, and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by the holder and the percentage ownership of the holder, shares of common stock issuable upon conversion of the Debentures or the Warrants that are currently convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding.

The percent of beneficial ownership for the selling shareholders is based on shares of common stock outstanding as of June 30, 2008. Shares of common stock subject to warrants, options and other convertible securities that are currently exercisable or exercisable within 60 days of June 30, 2008, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other stockholder.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling shareholders. After the date of effectiveness of the registration statement of which this prospectus is a part, the selling shareholders may have sold or transferred, in transactions covered by this prospectus or in transactions exempt from the registration requirements of the Securities Act, some or all of its common stock. Information about the selling shareholders may change over time.

Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law.

The table below lists the selling shareholders and information regarding their ownership of common stock as of June 30, 2008:

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Registered for Sale(1)(2)	Shares Owned After Sale of Registered Shares(1)(2)
			Number	Percentage(3)
Midsummer Investment, Ltd.(4)	2,380,025	1,213,401	2,380,025	4.99%
Whitebox Convertible Arbitrage Partners, L.P.(5)	2,380,025	745,671	2,380,025	4.99%
Whitebox Hedged High Yield Partners, LP(5)	2,380,025	1,061,862	2,380,025	4.99%
Guggenheim Portfolio Company XXXI, LLC(5)	2,380,025	106,004	2,380,025	4.99%
GPC LIX, LLC(5)	2,380,025	177,037	2,380,025	4.99%
Pandora Select Partners, LP(5)	2,380,025	247,343	2,380,025	4.99%
Whitebox Intermarket Partners, LP(5)	2,380,025	177,037	2,380,025	4.99%
Whitebox Special Opportunities Fund, LTD(5)	2,380,025	315,462	2,380,025	4.99%
BAM Opportunity Fund LP(6)	2,380,025	1,213,401	2,380,025	4.99%
Hudson Bay Fund, LP(7)	40,228	10,036	23,263	*
Hudson Bay Overseas Fund, Ltd.(7)	65,668	16,560	23,263	*

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Registered for Sale(1)(2)	Shares Owned After Sale of Registered Shares(1)(2)
			Number	Percentage(3)
RRC Bio Fund, LP(8)	458,673	85,459	315,925	*
Rosalind Capital Partners, LP(9)	157,627	21,128	107,611	*
BioHedge Holdings Limited(9)	157,627	8,742	107,611	*
Rockmore Investment Master Fund, Limited(10)	431,379	16,028	13,333	*
BridgePointe Master Fund Ltd.(11)	914,229	135,146	5,118	*
GCA Strategic Investment Fund Limited(12)	968,596	161,738	404,343	*
Diamond Opportunity Fund, LLC(13)	518,722	8,014	505,205	*
Cranshire Capital, L.P.(14)	1,798,492	317,441	1,268,011	2..7%
Lloyd I. Miller	1,212,854	245,365	802,221	1.7%
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited(15)	1,495,450	263,006	1,056,124	2.2%
Crescent International Ltd.(16)	714,169	80,869	578,991	1.2%
Rodman & Renshaw, LLC(17)	1,417,956	372,437	1,045,519	2.2%

*	Less than 1.0%
(1)	The “Number of Shares Beneficially Owned Prior to Offering” includes, and the “Number of Shares Registered for Sale” represents, a good faith estimate of the maximum number of shares of common stock issuable pursuant to the secured debenture and common stock purchase warrants issued by us in our June 2008 private placement. Such secured debenture and warrants, as well as convertible preferred stock and warrants issued to specified selling shareholders in our January 2008, convertible debentures and warrants issued to specified selling shareholders in our February 2007 and September 2006 private placements, contain conversion and exercise limitations providing that a selling shareholder may not at any time, unless waived by the selling shareholder upon no less than 61 days prior written notice, convert such notes or exercise such warrants into shares of our common stock if and to the extent that such conversion or exercise would result in the selling shareholder having beneficial ownership (calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than 4.99% of our common stock. Accordingly, the number of shares of common stock set forth in the table as being registered for a selling shareholder may exceed the number of shares of common stock that the selling shareholder could own beneficially at any given time through its ownership of the convertible debentures and warrants. Additionally, for purposes of calculating the “Shares Owned After Sale of Registered Shares,” the registered shares are being treated as though they were all sold on the same day, and therefore because of the foregoing conversion and exercise limitations, the number of shares reflected as being owned after the sale of the registered shares may be less than the shares underlying other remaining notes and warrants, if any, held by the selling shareholder (including any notes and warrants issued in our January 2008, February 2007 and September 2006 private placements).
(2)	Assumes that the shareholders dispose of all the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. The selling shareholders are not representing, however, that any of the shares covered by this prospectus will be offered for sale, and the selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.
(3)	The percentage of common stock beneficially owned is based on 47,695,888 shares of common stock outstanding on June 30, 2008.
(4)	Both Michel A. Amsalem and Scott D. Kaufman have power to vote or to dispose of the shares held by Midsummer Investment, Ltd. (“Midsummer”). To our knowledge as of the date hereof, Midsummer owns an aggregate of 208,846 shares of common stock and securities convertible or exercisable into 14,790,490 shares of common stock; provided, however, Midsummer is contractually prohibited from owning in excess of 4.99% of our outstanding common stock.
(5)	Andrew Redleaf, as managing member of the General Partner, has the power to vote or to dispose of the shares held by Whitebox Convertible Arbitrage Partners, L.P., Whitebox Hedged High Yield Partners, L.P., Guggenheim Portfolio Company XXXI, LLC, GPC LIX, LLC, Pandora Select Partners, L.P., Whitebox Intermarket Partners, L.P., and Whitebox Special Opportunities Fund, LTD. (collectively, the “Whitebox Entities”). To our knowledge as of the date hereof, the Whitebox Entities collectively own an aggregate of 190,266 shares of common stock and securities convertible or exercisable into 11,737,810 shares of common stock; provided, however, the Whitebox Entities are contractually prohibited from collectively owning in excess of 4.99% of our outstanding common stock.
(6)	Hal Mintz has the power to vote or to dispose of the shares held by BAM Opportunity Fund LP (“BAM”). To our knowledge as of the date hereof, BAM owns an aggregate of 0 shares of common stock and securities convertible or exercisable into 4,989,465 shares of common stock; provided, however, BAM contractually prohibited from owning in excess of 4.99% of our outstanding common stock.

(7)	We have been advised that Hudson Bay Fund LP and Hudson Bay Overseas Fund Ltd (the “Hudson Entities”) are managed by Hudson Bay Capital Management, LP. Sander Gerber, Yoav Roth and Charles Winkler share voting and investment power over these securities. Sander Gerber, Yoav Roth and Charles Winkler disclaim beneficial ownership of the securities held by the Hudson Entities. To our knowledge as of the date hereof, the Hudson Entities collectively own an aggregate of 0 shares of common stock and securities convertible or exercisable into 143,348 shares of common stock.
(8)	James Silverman has the power to vote or to dispose of the shares held by RRC Bio Fund LP.
(9)	Rosalind Advisors, Inc. (“RAI”) and Rosalind Holdings, Inc. (“RHI”), each a corporation formed under the laws of the Province of Ontario, serve as the investment manager and general partner, respectively, to Rosalind Capital Partners L.P, an Ontario limited partnership. By reason of such relationships, RAI and RHI may be deemed to share dispositive power over the shares of our common stock owned by Rosalind Capital Partners L.P. RHI has delegated authority to RAI regarding the portfolio management decisions with respect to the shares of common stock owned by Rosalind Capital Partners L.P. BioHedge Holdings Limited (“BHHL”), a corporation formed under the laws of the British Virgin Islands, has delegated authority to RAI regarding the portfolio management decisions with respect to the shares of common stock owned by BHHL. Steven A.J Salamon, as President of RAI, is responsible for the portfolio management decisions of the shares of common stock owned by Rosalind Capital Partners L.P. and BHHL. RAI and RHI disclaim beneficial ownership of such shares of our common stock. Mr. Salamon disclaims beneficial ownership of such shares of our common stock and does not have any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rosalind Capital Partners L.P. To our knowledge as of the date hereof, the Rosalind Capital Partners L.P. and BHHL collectively own an aggregate of 0 shares of common stock and securities convertible or exercisable into 157,627 shares of common stock.
(10)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of October 19, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.
(11)	Eric S. Swartz, as Director, has the power to vote or to dispose of the shares held by BridgePointe Master Fund Ltd
(12)	Lewis N. Lester, as Director, has the power to vote or to dispose of the shares held by GCA Strategic Investment Fund Limited.
(13)	David Hokin, Rob Rubin, and Richard Marks, in their capacities as Manager and Managing Directors, respectively, have the shared power to vote and dispose of the shares held by Diamond Opportunity Fund, LLC. Messrs. Hokin, Rubin, and Marks disclaim beneficial ownership of such shares.
(14)	Downsview Capital, Inc. (“Downsview”) is the General Partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result each of Mr. Kopin, Downsview and Cranshire may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares owned by Cranshire which are being registered hereunder.
(15)	Jeffrey Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.
(16)	Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of such shares.
(17)	Rodman & Renshaw, LLC is a broker-dealer who acquired its warrants as compensation for serving as a placement agent in the June 2008 private placement. Mr. Thomas G. Pinou has the power to vote or to dispose of the shares held by Rodman & Renshaw, LLC.

June Private Placement

As disclosed in our Current Report on Form 8-K filed on June 18, 2008, which is incorporated by reference into this Prospectus, on June 17, 2008 (the “Signing Date”), we entered into definitive agreements and closed a private placement (the “Private Placement”) of approximately $8.8 million principal amount of 8% Original Issue Discount Secured Convertible Debentures. The Debentures were issued pursuant to a Securities Purchase Agreement, dated June 17, 2008, among the Company and the purchasers of the Debentures. The Selling Shareholders represent some of the investors in the Private Placement. Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM) acted as the exclusive placement agent (the “Placement Agent”). The Debentures are convertible into an aggregate of 3,647,254 shares of our common stock, excluding interest, at a conversion price of $1.10 per share of common stock. The investors in the Private Placement also received Warrants to purchase an aggregate of 3,351,933 shares of our common stock at an exercise price of $1.21 per share. The resale of the shares of common stock underlying the securities sold in the Private Placement is registered hereby. The closing price per share of our common stock on June 20, 2008, the date of sale of the Debentures, was $1.07.

Dollar Value of Underlying Securities

The closing price per share of our common stock on June 20, 2008, the date of sale of the convertible debenture (the “Debentures”) pursuant to the private placement was $1.07. The Debentures are convertible in the aggregate into 8,096,453 shares of common stock at a conversion price of $1.10. Based on the market price of $1.07 of the Closing Date, the dollar value of the securities underlying the Debentures in the aggregate is $8,663,204.71. The selling shareholders paid an aggregate of $8,193,615.00 for the Debentures and warrants (the “Warrants”); provided, however, the Debentures were issued at an 8% original issue discount in lieu of interest payable on the first year.

Possible Payments to Investors and Affiliates

Selling Security Holder	Aggregate Stated Value of Debenture Held	Net Proceeds to the Issuer from the convertible debentures	Maximum Possible Payments under Securities Purchase Agreement (1)	Maximum Possible Payments under Registration Rights Agreement (2)	First year of possible payments to Selling Security Holders (3)
Midsummer Investment, Ltd.	$1,630,434.00	$1,500,000	$16,304/day	$32,609/month	$6,668,354.80
Lloyd I. Miller	$329,970.49	$303,573	$3,300/day	$6,599/month	$1,349,682.10
Whitebox Convertible Arbitrage Partners, LP	$1,002,173.43	$922,000	$10,022/day	$20,243/month	$4,098,980.69
Whitebox Hedged High Yield Partners, LP	$1,427,173.23	$1,313,000	$14,272/day	$28,543/month	$5,837,230.65
Whitebox Intermarket Partners, LP	$238,043.36	$219,000	$2,380/day	$4,761/month	$973,440.67
Pandora Select Partners, LP	$332,608.54	$306,000	$3,326/day	$6,652/month	$1,360,335.71
Whitebox Special Opportunities Fund, Ltd.	$423,912.84	$390,000	$4,239/day	$8,478/month	$1,733,753.57
GPC LIX, LLC	$238,043.36	$219,000	$2,380/day	$4,761/month	$973,440.67
Guggenheim Portfolio Company XXXI, LLC	$142,391.24	$131,000	$1,424/day	$2,848/month	$582,414.25
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$353,260.00	$325,000	$3,533/day	$7,065/month	$1,444,977.00
Cranshire Capital, L.P.	$426,556.32	$392,432	$4,266/day	$8,531/month	$1,744,773.26
BridgePointe Master Fund Ltd.	$181,521.65	$167,000	$1,815/day	$3,630/month	$742,339.33
BAM Opportunity Fund LP	$1,630,434.00	$1,500,000	$16,304/day	$32,609/month	$6,668,354.80
RRC Bio Fund, LP	$114,782.55	$105,600	$1,148/day	$2,296/month	$469,528.51
Hudson Bay Fund, LP	$13,641.30	$12,550	$136/day	$273/month	$55,664.26

Hudson Bay Overseas Fund, LTD	$22,239.12	$20,460	$222/day	$445/month	$90,817.82
Diamond Opportunity Fund, LLC	$10,869.56	$10,000	$109/day	$217/month	$44,562.91
GCA Strategic Investment Fund Limited	$217,391.20	$200,000	$2,174/day	$4,348/month	$889,164.24
Rosalind Capital Partners L.P.	$28,260.86	$26,000	$283/day	$656/month	$49,059.30
BioHedge Holdings Limited	$11,956.52	$11,000	$120/day	$239/month	$115,727.17
Rockmore Investment Master Fund Ltd.	$21,739.12	$20,000	$217/day	$435/month	$88,772.82
Crescent International, Ltd.	$108,695.60	$100,000	$1,087/day	$2,174/month	$444,582.12
Total	$8,906,098.29	$8,238,615.00	$87,974/day	$176,238/month	$36,425,956.65

(1)	The Securities Purchase Agreement requires us to pay, as partial liquidated damages, $10 per $1000 of Underlying Shares (based on the VWAP of the common stock on the date such Debentures and exercise of Warrants are submitted to the Transfer Agent) delivered for removal of the restrictive legend, $10 per Trading Day if, upon conversion of the Debenture and exercise of Warrants, we do not deliver share certificates which do not contain restrictive legends. The liquidated damages increases to $20 per day, reflected above, in the event more than five trading days pass without delivery of unlegended shares.
(2)	If the registration statement of which this prospectus forms a part is not effective on or before November 27, 2008 or fails to remain effective prior to the date upon which all shares underlying the Debentures and Warrants may be sold pursuant to Rule 144, we must pay to each selling stockholder an amount equal to 2% of the aggregate purchase price paid by such selling stockholder for any registrable securities not then registered for resale pursuant to an effective registration statement, and on each one month anniversary thereafter until cured.
(3)	Includes principal payments during the last six months of the first year.

Based on the above, in the first year following the Private Placement, we could be required to pay to the Selling Shareholders an aggregate of $36,425,956.65 if we do not fulfill certain provisions of the Securities Purchase Agreement and Registration Rights Agreement, respectively and make six months worth of principal payments beginning January 1, 2009.

The above referenced amounts do not include the following potential payments:

•

If we fail to cause our transfer agent to transmit to each selling stockholder a certificate or certificates representing the common stock issuable upon conversion of the Debenture and exercise of Warrants, and if after such date such selling stockholder is required by its broker to purchase (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the selling stockholder of common stock which the selling stockholder anticipated receiving in the form required (a “Buy-In”), then we shall pay in cash to such selling stockholder the amount by which (x) such selling stockholder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed. A similar provision exists with respect to the common stock underlying each of the warrants issued to the selling stockholders. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If any selling stockholder becomes involved in any proceeding by or against any person who is a stockholder (except as a result of sales, pledges, margin sales and similar transactions by such selling stockholder to or with any other stockholder), solely as a result of such selling stockholder’s acquisition of our securities, we will reimburse such selling stockholder for its legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

We have agreed to indemnify the selling stockholders for any losses they may incur as a result of any breach of any of the representations, warranties, covenants or agreements made by us in any of the transaction documents in the private placement or as a result of any action instituted against a selling stockholder with respect to the private placement, unless such action is based upon a breach of such selling stockholder’s obligations or any violations by the selling stockholder of state or federal securities laws or fraud, gross negligence, willful misconduct or malfeasance. We do not anticipate having to pay any amounts pursuant to this provision, but we are unable to estimate at this time if any such payments will be payable, or, if payable, the amount of such payments.

•

If at anytime during the period commencing from the six (6) month anniversary of the date hereof and ending at such time that all of the shares of common stock underlying the Debentures and the Warrants may be sold without the requirement for us to be in compliance with Rule 144, and we fail to satisfy the public information requirement of Rule 144, we will be required to pay to the investors an aggregate of 2% of such investors subscription amount on such date and on every thirtieth date thereafter.

Comparison of issuer proceeds to potential investor profit

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures	1,033%
Percentage total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible debentures averaged over the term of the convertible debentures	344%

Profits on Conversion of Debenture

Since the conversion price of the Debenture exceeded the market price per share on the date of sale of the Debenture there are no potential profits on conversion.

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of the Debenture	Total Shares underlying the Debenture	Combined Market Price of Shares underlying the Debenture	Combined Conversion Price of Shares underlying the Debenture	Total Possible Discount to Market Price
Midsummer Investment, Ltd.	$1.07	$1.10	1,482,213	$1,585,968	$1,630,434	-$	44,466
Lloyd I. Miller	$1.07	$1.10	299,973	$320,971	$329,970	-$	8,999
Whitebox Convertible Arbitrage Partners, LP	$1.07	$1.10	911,067	$974,841	$1,002,173	-$	27,332
Whitebox Hedged High Yield Partners, LP	$1.07	$1.10	1,297,430	$1,388,250	$1,427,173	-$	38,923
Whitebox Intermarket Partners, LP	$1.07	$1.10	216,403	$231,551	$238,043	-$	6,492
Pandora Select Partners, LP	$1.07	$1.10	302,371	$323,537	$332,609	-$	9,072
Whitebox Special Opportunities Fund, Ltd.	$1.07	$1.10	385,375	$412,352	$423,913	-$	11,561
GPC LIX, LLC	$1.07	$1.10	216,403	$231,551	$238,043	-$	6,492
Guggenheim Portfolio Company XXXI, LLC	$1.07	$1.10	129,447	$138,508	$142,391	-$	3,883
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$1.07	$1.10	321,145	$343,626	$353,260	-$	9,634
Cranshire Capital, L.P.	$1.07	$1.10	387,778	$414,932	$426,556	-$	11,633
BridgePointe Master Fund Ltd.	$1.07	$1.10	165,020	$176,571	$181,522	-$	4,951
BAM Opportunity Fund LP	$1.07	$1.10	1,482,213	$1,585,968	$1,630,434	-$	44,466
RRC Bio Fund, LP	$1.07	$1.10	104,348	$111,652	$114,783	-$	3,131
Hudson Bay Fund, LP	$1.07	$1.10	12,402	$13,269	$13,641	-$	372
Hudson Bay Overseas Fund, LTD	$1.07	$1.10	20,217	$21,633	$22,239	-$	606
Diamond Opportunity Fund, LLC	$1.07	$1.10	9,881	$10,573	$10,870	-$	297
GCA Strategic Investment Fund Limited	$1.07	$1.10	197,628	$211,462	$217,391	-$	5,929
Rosalind Capital Partners L.P.	$1.07	$1.10	25,692	$27,490	$2,261	-$	771
BioHedge Holdings Limited	$1.07	$1.10	10,870	$11,630	$11,957	-$	327
Rockmore Investment Master Fund Ltd.	$1.07	$1.10	19,763	$21,146	$21,739	-$	593
Crescent International, Ltd.	$1.07	$1.10	98,814	$105,731	$108,696	-$	2,965
Total	n/a	n/a	8,096,453	$8,663,203	$8,906,098	-$	242,895

The conversion price of the Debenture is subject to adjustment in the event of stock dividends and stock splits, subsequent issuance of equity securities at a per share price lower than the conversion price, pro rata distributions to common stock holders of assets or evidence of indebtedness, and fundamental corporate transactions such as sales of all or substantially all of our assets, tender offers, and the like. We are currently under no contract or agreement, nor has any intent, to engage in any of the aforesaid. Accordingly, we feel it would be speculative and otherwise inappropriate to include additional disclosure to this effect.

Profits on Conversion of Warrants

Since the exercise price of the Warrants exceeded the market price per share on the date of sale of the Debenture there are no potential profits upon exercise.

Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Conversion Price of the Warrants	Total Shares underlying the Warrants	Combined Market Price of Shares underlying the Warrants	Combined Conversion Price of Shares underlying the Warrants	Total Possible Discount to Market Price
Midsummer Investment, Ltd.	$1.07	$1.21	545,455	$583,637	$660,001	-$	76,364
Lloyd I. Miller	$1.07	$1.21	110,390	$118,117	$133,572	-$	15,455
Whitebox Convertible Arbitrage Partners, LP	$1.07	$1.21	335,273	$358,742	$405,680	-$	46,938
Whitebox Hedged High Yield Partners, LP	$1.07	$1.21	477,455	$510,877	$577,721	-$	66,844
Whitebox Intermarket Partners, LP	$1.07	$1.21	79,636	$85,211	$96,360	-$	11,149
Pandora Select Partners, LP	$1.07	$1.21	111,273	$119,062	$134,640	-$	15,578
Whitebox Special Opportunities Fund, Ltd.	$1.07	$1.21	141,818	$151,745	$171,600	-$	19,855
GPC LIX, LLC	$1.07	$1.21	79,636	$85,211	$96,360	-$	11,149
Guggenheim Portfolio Company XXXI, LLC	$1.07	$1.21	47,636	$50,971	$57,640	-$	6,669
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	$1.07	$1.21	118,181	$126,454	$142,999	-$	16,545
Cranshire Capital, L.P.	$1.07	$1.21	142,703	$152,692	$172,671	-$	19,979
BridgePointe Master Fund Ltd.	$1.07	$1.21	60,727	$64,978	$73,480	-$	8,502
BAM Opportunity Fund LP	$1.07	$1.21	545,455	$583,637	$660,001	-$	76,364
RRC Bio Fund, LP	$1.07	$1.21	38,400	$41,088	$46,464	-$	5,376
Hudson Bay Fund, LP	$1.07	$1.21	4,564	$4,883	$5,522	-$	639
Hudson Bay Overseas Fund, LTD	$1.07	$1.21	7,440	$7,961	$9,002	-$	1,041
Diamond Opportunity Fund, LLC	$1.07	$1.21	3,636	$3,891	$4,400	-$	509
GCA Strategic Investment Fund Limited	$1.07	$1.21	72,727	$77,818	$88,000	-$	10,182
Rosalind Capital Partners L.P.	$1.07	$1.21	9,454	$10,116	$11,439	-$	1,323
BioHedge Holdings Limited	$1.07	$1.21	4,000	$4,280	$4,840	-$	560
Rockmore Investment Master Fund Ltd.	$1.07	$1.21	7,273	$7,782	$8,800	-$	1,018
Crescent International, Ltd.	$1.07	$1.21	36,364	$38,909	$44,000	-$	5,091
Total	n/a	n/a	2,979,496	$3,188,062	$3,605,192	-$	417,130

Placement Agent Warrant Table

Selling Security Holder	Market Price per share of Common Stock on Closing Date	Exercise Price of the Warrants	Total Shares underlying the Warrants	Combined Market Price of Shares underlying the Warrants	Combined Exercise Price of Shares underlying the Warrants	Total Possible Discount to Market Price
Rodman & Renshaw LLC	$1.07	$1.21	372,437	$398,508	$450,649	-$	52,141

Comparison of Company Proceeds from June Private Placement to Actual Investor Profit

Gross Proceeds from June 2008 Financing:	$10,656,008	(1)
Less Payments Made or Required to be Made to Selling Security Holders and Any of Their Affiliates:	$598,553	(2)(3)
Resulting Net Proceeds from June 2008 Financing:	$10,057,455
Total Possible Discount to Market Price of Stock Registered Hereunder:	0

(1)	Assumes full exercise of all Warrants issued in the Offering.
(2)	As indicated in the preceding table, this private placement fee reflects payments already made to the placement agent as well as payments which we may potentially owe the selling shareholders which are quantifiable as of the date hereof. This number does not include the value of the Placement Agent Warrant to purchase 372,437 shares of common stock at an exercise price equal to $1.21 per share of common stock nor potential payments in the event we violate the terms of either the securities purchase agreement or the registration rights agreement.
(3)	Excludes of $87,974 per day and $176,238 per month payable in the event the Company breaches certain provisions of the Securities Purchase Agreement and Registration Rights Agreement.

Prior transactions between the issuer and the selling shareholders

Selling Security Holder	May 2006 PIPE (1)	September 2006 Debenture (2)	February 2007 Debenture (3)	January 2008 Preferred PIPE (4)
Midsummer Investment, Ltd.		X	X
Lloyd I. Miller			X
Whitebox Convertible Arbitrage Partners, LP		X	X
Whitebox Hedged High Yield Partners, LP		X	X
Whitebox Intermarket Partners, LP		X	X
Pandora Select Partners, LP		X	X
Whitebox Special Opportunities Fund, Ltd.			X
GPC LIX, LLC		X	X
Guggenheim Portfolio Company XXXI, LLC		X	X
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	X		X
Cranshire Capital, L.P.	X		X	X
BridgePointe Master Fund Ltd.			X	X
BAM Opportunity Fund LP				X
RRC Bio Fund, LP				X
Hudson Bay Fund, LP				X
Hudson Bay Overseas Fund, LTD				X
Diamond Opportunity Fund, LLC	X		X	X
GCA Strategic Investment Fund Limited			X	X
Rosalind Capital Partners L.P.				X
BioHedge Holdings Limited				X
Rockmore Investment Master Fund Ltd.		X	X	X
Crescent International, Ltd.	X		X
Rodman & Renshaw, LLC		X	X	X

(1)	May 15, 2006 PIPE: $8,235,000 investment. Registration Statement effective – June 23, 2006

Common Shares outstanding prior to transaction: 31,217,277

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,638,992

Common Shares which were issued or issuable subject to the transaction: 2,470,500

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 11.4%

$6.79 Market price prior to transaction

$1.02 Market price on July 21, 2008

(2)	September 29, 2006 Convertible Debenture: $25,000,000 investment. Registration Statement effective – November 17, 2006

Common Shares outstanding prior to transaction: 31,716,279

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,643,992

Common Shares which were issued or issuable subject to the transaction: 14,626,754

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 67.6%

$2.37 Market price prior to transaction

$1.02 Market price on July 21, 2008

(3)	February 28, 2007 Convertible Debenture: $24,900,000 investment. Registration Statement effective – May 14, 2007

Common Shares outstanding prior to transaction: 32,750,090

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 21,951,502

Common Shares which were issued or issuable subject to the transaction: 17,165,847

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 64.5%

$3.83 Market price prior to transaction

$1.02 Market price on July 21, 2008

(4)	January 18, 2008 Convertible Preferred Stock PIPE: $8,729,000 investment. Registration Statement effective – April 14, 2008

Common Shares outstanding prior to transaction: 43,180,576

Common Shares outstanding prior to transaction held by persons other than selling shareholders and affiliates: 23,111,277

Common Shares which were issued or issuable subject to the transaction: 8,336,668

Percentage of total issued shares held by non-affiliates of the Company and selling shareholders issued in offering: 36.1%

$2.63 Market price prior to transaction

$1.02 Market price on July 21, 2008

Prior registered shares of the selling sharesholders

Selling Security Holder	May 2006 PIPE	September 2006 Debenture	February 2007 Debenture	January 2008 Preferred PIPE	Total shares registered for resale by the Selling Shareholder in prior registration statements
Midsummer Investment, Ltd.		4,488,559	1,791,516		6,280,075
Lloyd I. Miller			688,286		688,286
Whitebox Convertible Arbitrage Partners, LP		1,683,210	472,145		2,155,355
Whitebox Hedged High Yield Partners, LP		1,683,210	671,868		2,355,078
Whitebox Intermarket Partners, LP		1,683,210	112,045		1,795,255
Pandora Select Partners, LP		392,751	156,783		549,534
Whitebox Special Opportunities Fund, Ltd.			199,723		199,723
GPC LIX, LLC		280,536	112,045		392,581
Guggenheim Portfolio Company XXXI, LLC		168,322	66,907		235,229
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	300,000		688,286		988,286
Cranshire Capital, L.P.	150,000		516,214		666,214
BridgePointe Master Fund Ltd.			1,032,429		1,032,429
BAM Opportunity Fund LP				2,808,987	2,808,987
RRC Bio Fund, LP				299,625	299,625
Hudson Bay Fund, LP				35,580	35,580
Hudson Bay Overseas Fund, LTD				58,052	58,052
Diamond Opportunity Fund, LLC	90,000		206,486		296,486
GCA Strategic Investment Fund Limited			1,032,429		1,032,429
Rosalind Capital Partners L.P.				73,032	73,032
BioHedge Holdings Limited				29,025	29,025

Selling Security Holder	May 2006 PIPE	September 2006 Debenture	February 2007 Debenture	January 2008 Preferred PIPE	Total shares registered for resale by the Selling Shareholder in prior registration statements
Rockmore Investment Master Fund Ltd.		561,070	284,950	846,020
Crescent International, Ltd.	90,000		481,800	571,800
Rodman & Renshaw, LLC		600,001	330,918	930,919

Comparison of registered shares to outstanding shares

Selling Security Holder	Number of Shares outstanding Prior to June 2008 Financing Held by non- affiliates of the Company or Selling Shareholders	Number of Shares registered for resale by the selling shareholders or their affiliates in prior registration statements (1)	Number of shares registered for resale by the selling shareholders or their affiliates that continue to be held by the selling shareholders or their affiliates	Number of shares sold in registered resale transactions by the selling shareholders or their affiliates	Number of shares registered for resale on behalf of selling shareholders or their affiliates in this transaction
Midsummer Investment, Ltd.	34,399,688	6,280,075	0	2,603,318	2,027,668
Lloyd I. Miller	34,399,688	688,286	0	81,786	410,363
Whitebox Convertible Arbitrage Partners, LP	34,399,688	2,155,355	0	1,398,178	1,246,340
Whitebox Hedged High Yield Partners, LP	34,399,688	2,355,078	0	1,479,961	1,774,885
Whitebox Intermarket Partners, LP	34,399,688	1,795,255	0	246,814	296,039
Pandora Select Partners, LP	34,399,688	549,534	0	334,590	413,644
Whitebox Special Opportunities Fund, Ltd.	34,399,688	199,723	0	302,307	527,193
GPC LIX, LLC	34,399,688	392,581	0	246,821	296,039
Guggenheim Portfolio Company XXXI, LLC	34,399,688	235,229	0	147,585	177,083
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	34,399,688	988,286	0	469,052	439,326
Cranshire Capital, L.P.	34,399,688	666,214	0	161,339	530,481
BridgePointe Master Fund Ltd.	34,399,688	1,032,429	0	561,798	225,747
BAM Opportunity Fund LP	34,399,688	2,808,987	0	0	2,027,668
RRC Bio Fund, LP	34,399,688	299,625	0	0	142,748
Hudson Bay Fund, LP	34,399,688	35,580	0	0	16,965
Hudson Bay Overseas Fund, LTD	34,399,688	58,052	0	0	27,657
Diamond Opportunity Fund, LLC	34,399,688	296,486	0	106,537	13,517
GCA Strategic Investment Fund Limited	34,399,688	1,032,429	0	612,798	270,355
Rosalind Capital Partners L.P.	34,399,688	73,032	0	0	35,146
BioHedge Holdings Limited	34,399,688	29,025	0	0	14,870
Rockmore Investment Master Fund Ltd.	34,399,688	846,020	0	440,207	27,036
Crescent International, Ltd.	34,399,688	571,800	0	117,251	135,178
Rodman & Renshaw, LLC	34,399,688	930,919	0	131,449	372,437
Total		24,320,000	0	9,441,791	11,448,385

(1)	We believe any registered shares that have been converted have been sold by the selling shareholders. To our knowledge, none of the Selling Shareholders hold any shares that were issued under the prior registration statements. However, approximately 15,358,037 common stock shares covered by the prior registration statements remain unissued and therefore are available for future issuance under convertible securities and/or warrants. However, all such shares when issued will be subject to resale without restriction under Rule 144, as opposed to pursuant to the prior registration statements, in connection with such issuances at the time of conversion or exercise.

The issuer’s intention and ability to make all debenture payments and the presence of absence of short selling by the selling shareholders

Company’s Intention and Ability to Satisfy its Obligations to Selling Stockholders

We have the intention, and a reasonable basis to believe, we will have the financial ability to repay the Debenture on the mandatory repayment date as provided for in Section 6(b) of the 8% Original Issue Discount Secured Convertible Debenture Due June 19, 2011.

Existing Short Positions by Selling Stockholders

Based upon information provided by the selling stockholders, we have a reasonable belief no selling stockholders currently have a short position in our common stock.

Relationships between the issuer and selling shareholders

Other than what has been disclosed herein, there are no other material relationships between the selling shareholders and us.

The method by which the number of registered shares was determined

We determined the number of shares it seeks to register by calculating the sum of the shares of common stock underlying each of the principal investment amount, Warrants and Placement Agent Warrants, up to the amount permissible by current SEC Guidance.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the “Selling Stockholders”) of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of our common stock being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP of New York, New York.

EXPERTS

The consolidated financial statements as of and for each of the two years in the period ended September 30, 2007, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 2007, as amended, have been audited by Cherry, Bekaert & Holland, L.L.P., as successor by merger to Aidman, Piser & Company, P.A., our former independent registered public accounting firm, as stated in their report incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document. The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 100 F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for fiscal year ended September 30, 2007 (as filed with the SEC on December 28, 2007);

•	our Quarterly Report on Form 10-Q for fiscal quarter ended December 31, 2007 (as filed with the SEC on February 14, 2008);

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2008 (as filed with the SEC on May 16, 2008);

•	our Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2008 (as filed with the SEC on August 14, 2008);

•

our Current Reports on Form 8-K as filed with the SEC on January 7, 2008, January 22, 2007, February 6, 2008, February 15, 2008, March 24, 2008, March 25, 2008, March 28, 2008, April 4, 2008, April 11, 2008, April 17, 2008; April 18, 2008; April 30, 2008; May 23, 2008, June 5, 2008, June 11, 2008, June 18, 2008, June 20, 2008, July 14, 2008, August 4, 2008 and September 26, 2008;

•	our Annual Proxy Statement (Schedule 14(A)) for our Annual Shareholders’ Meeting scheduled for February 28, 2008;

•	our Annual Proxy Statement (Schedule 14(A)) for our Special Shareholders’ Meeting scheduled for August 26, 2008

•

the description of our common stock contained in our Registration Statement on Form S-1 filed on June 14, 2006 under the caption “DESCRIPTION OF CAPITAL STOCK” and any amendments or reports filed for the purpose of updating such description; and

•

All documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Accentia Biopharmaceuticals, Inc.

324 South Hyde Park Avenue, Suite 350

Tampa, Florida 33606

(813) 864-2554

Attention: Francis E. O’Donnell, Jr., M.D.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES LAW VIOLATIONS

Our certificate of incorporation provides that all our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted under the Florida Corporate Code, provided that they acted in good faith and that they reasoned their conduct or action was in, or not opposed to, the best interest of our company. Our Bylaws provide for indemnification of our officers, directors and others who become a party to an action on our behalf by us to the fullest extent not prohibited under the Florida Corporate Code. Further, we maintain officer and director liability insurance. However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

Accentia Biopharmaceuticals, Inc.

6,999,187 Shares

common stock

PROSPECTUS

September 24, 2008